UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________________________________________
OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ___________________________

Commission file number

AMS HOMECARE INC.

(Exact name of registrant as specified in its charter)

BRITISH COLUMBIA

(Jurisdiction of incorporation or organization)

1498 CLIVEDEN AVENUE, DELTA, BRITISH COLUMBIA, CANADA, V3M 6L9

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:

COMMON SHARES, WITHOUT PAR VALUE	TSX VENTURE EXCHANGE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  46,065,558 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 [   ] Yes   [X] No

Indicate by check mark which financial statement item the registrant has elected to follow.

    [   ] Item 17  [X] Item 18

INTRODUCTION AND USE OF CERTAIN TERMS

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia) on March 5, 1981.  As used herein, except as the context otherwise requires, the term "we" or "our" refers to AMS Homecare Inc. and its subsidiaries, including 393231 B.C. Ltd. ("393231"), Ambassador Holdings Incorporated ("Ambassador") and Three Kay Enterprises Inc. ("Three Kay").  Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principals and are presented in Canadian dollars.  All monetary amounts contained in this Registration Statement are in Canadian dollars unless otherwise indicated.

Our registered office and our North American office and principal place of business is located at 1498 Cliveden Avenue, Delta, British Columbia, V3M 6L9.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of August 31, 2002 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements.  These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in the section entitled "Risk Factors" at Item 3 and "Operating and Financial Review and Prospects" at Item 9.

ITEM 1.             INFORMATION ON THE COMPANY

History and Development of AMS

We were originally incorporated under the Company Act (British Columbia) on March 5, 1981 as Jacob Gold Corporation, subsequently changed to Sargon Resources Ltd., then International Sargon Resources Ltd., and later Canoil Exploration Corporation ("Canoil"). On February 28, 2002 Canoil, which had no operations, material assets or liabilities at the time, acquired 393231 and Ambassador, the corporate partners that own Shoprider Canada Mobility Products ("SCMP"), a general partnership founded in 1989 and registered by the Registrar of Companies (British Columbia) on June 25, 1992.  Canoil's name was changed to our current name on March 14, 2002.  Our common shares are listed on the TSX Venture Exchange (TSX VN: AHC).  Our North American office and principal place of business is located at 1498 Cliveden Avenue, Delta, British Columbia, V3M 6L9 (phone: (604) 273-5173).

We have delivered, since 1989, high quality, reliable and comfortable self-care equipment addressing the requirements of customers seeking to maintain their freedom and independence. We are dedicated to providing innovative, reasonably priced healthcare solutions specially developed or acquired with consumers in mind.

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The Shoprider(r) brand manufactured by Pihsiang, which we represent exclusively in Canada, is recognized worldwide for superior design, technical sophistication as well as functionality in mobility products.

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Through warehouse-service centers conveniently located across Canada, we distribute Shoprider(r) scooters and accessories.

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We offer an expanding product line of AMS-brand assistive devices such as walkers/rollators, bed assists, bathroom safety and daily living items, and also are diversifying into disposable medical supplies, such as medical gloves to serve the broader homecare/healthcare market requirements.

Reverse Take-over

On February 28, 2002, Canoil acquired 393231 and Ambassador, the corporate partners that own SCMP in exchange for 30,000,000 common shares issued to Rani Gill (50%) and RKGCM Holdings Ltd. (50%), a company controlled by Ms. Gill.  All of these shares are subject to an escrow agreement, pursuant to which the shares will be released from escrow as to 5% on September 7, 2002 (the "Acceptance Date") and continuing every six months thereafter until the second anniversary of the Acceptance Date.  Thereafter, the remaining shares will be released from escrow as to 10% 30 months after the Acceptance Date and a further 10% every six months thereafter until all the shares have been released from escrow.  The final tranche of shares to be released from escrow will be released on the sixth anniversary of the Acceptance Date.  Throughout the escrow period, the holder may vote the shares, except in support of an arrangement that would result in the repayment of capital prior to a wind up, and retains the same shareholder rights as the non-escrow shares, including the right to dividends.  Any transfers are subject to the acceptance by the TSX Venture Exchange.

Ms. Gill and RKGCM Holdings Ltd. granted an option entitling us to repurchase from them up to an aggregate of 10,000,000 shares at a price of $0.10 cents per share.  This option is exercisable if, at any time prior to February 2006, Ms. Gill voluntarily terminates her employment with us.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance.  The 10,000,000 shares will be issued only in the event that our aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for our two fiscal years ending February 28, 2003 and February 29, 2004 are at least $750,000.  In the event EBITDA for these two fiscal years is less than $750,000 but not less then $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  Should these shares be issued, they will be recorded at their fair value on the date of their issuance.  These allocated shares will be issued to the same parties and in the same ratio as the initial issuance.

On August 19, 2002, we acquired all of the shares of Three Kay, a British Columbia-registered company for $50,000. The $50,000 was re-invested by the former owner of Three Kay in exchange for 333,333 shares.  We also agreed to pay to the former owner of Three Kay a royalty based on the gross sales of non-surgical gloves and masks.  Three Kay holds the exclusive North American rights - for an initial five years, with an option for further five-year periods - to distribute certain product lines of two South African manufacturer members of the Alliance Pharmaceuticals Ltd. family of companies ("Alliance Group"); one of them - GRS Medical (Pty.) Ltd. - is active in the urology, respiratory and wound drainage fields, and the other - Laminated Technologies - produces cotton, gauze and paper products for the healthcare industry.  GRS holds certificates for ISO9002 and EN46002 accreditation as well as the CE mark on several disposable medical products.  In addition to the sole North American (US, Canada, Mexico) distribution rights for the Alliance Group companies' product lines, this acquisition also assigned the exclusive distribution rights granted to Three Kay by Evergreen Latex (Pty.) Ltd., of Pretoria, another South African medical products innovator (unrelated to the Alliance Group) to supply a unique polymer surgical glove (patent pending) in both Canadian and North American markets. Included in the terms of the Sole Distribution Agreement we must purchase a minimum of US$100,000 of products during the first year, with minimum purchases in subsequent years to be mutually agreed upon.

Intercorporate Relationships

We presently have the following wholly owned subsidiaries:

1.

393231, which was incorporated under the laws of the Province of British Columbia on September 10, 1990;

2.

Ambassador, which was incorporated under the laws of the Province of British Columbia on October 26, 1990; and

3.

Three Kay, which was incorporated under the laws of the Province of British Columbia on October 12, 2000.

393231 and Ambassador are the owners of the SCMP partnership.  Both of these companies which hold the assets of SCMP do not carry out any other business at this time.

Business Overview

We are a growing company committed to bringing to market across North America the best products, devices and solutions to satisfy mobility, as well as homecare needs. Since 2000, we have evolved from a private partnership reaching its peak of sales and revenue (following a decade of growth), at which time we were focused solely on scooters sourced offshore and distributed exclusively in Canada, to becoming a publicly-listed enterprise that is a contract manufacturer and distributor of assistive medical solutions (including self-care devices enhancing mobility and independence) to North American markets. This transition has involved the development of alliances for geographic and product diversification, plus the addition of product lines of medical equipment targeted at a broader consumer market, together with the acquisition of existing business units (i.e., distributors /dealers) in the United States.  The potential acquisition of distributor/ dealer units in Florida and North Carolina will add additional sales and marketing capability, customer bases and technical skills, all of which should serve as a launch-pad for building a company-owned dealer network strategically positioned in States where the demographics are favourable, such as Florida, Texas, California and the Carolinas. Currently 100% of our sales are in Canada.

We also internally develop and design certain accessories such as walker holders, cane holders, canopies and bed assists.  These product prototypes are then forwarded to local contract manufacturers such as NYACC Designs Ltd. for production.

The major milestones and events that have changed the nature and the scope of our business are listed below in chronological order.

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In 1989 we were formed to become the exclusive distributor for Canada of the Shoprider(r) line of four-wheeled scooters (a unique first for North America), and began business by introducing three models from warehouse facilities on the West Coast.

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By 1993 revenues from Shoprider(r) scooters neared $2 million in a Canadian market that was strongest in the Western provinces.

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By 1999, with warehouses and sales operations in British Columbia, Ontario and Quebec, we had in excess of $3.3 million in revenues.

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In 2000-2001 SCMP was acquired by Rani Gill, until then our Controller, and a reverse take-over was completed with Canoil Exploration Corporation resulting in the listing of our shares on the TSX Venture Exchange on February 28, 2002.

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In March and April 2002 we announced our intention to acquire dealer units in Florida and North Carolina, respectively.  The negotiations for the Florida acquisition were terminated in latter part of 2002 because the vendor did not meet certain conditions of the purchase and sale agreement.  Negotiations are currently at a stand still for the North Carolina acquisition as each party is reviewing the proposed transactions.

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On June 7, 2002 we announced a Manufacturing & Distribution Agreement with ENSD Corporation, a Taiwanese/Chinese supplier of a wide variety of self-care and homecare products such as wheelchairs and walkers/rollators. This relationship allows us to distribute the supplier's extensive product range in North America under the AMS brand name, while also gaining for us a source capable of manufacturing under the AMS brand select products and designs originating with and owned by us.  We have started to purchase and sell products from this manufacturer as of January 2003.

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On August 21, 2002 we announced our acquisition of Three Kay which owned an Exclusive Agreement to distribute in the North American markets (U.S., Canada and Mexico) certain product lines of two South African manufacturers that comprise the Medical and Surgical Disposables Division of the Alliance Group; GRS Medical Products (Pty.) Ltd. is active in the urology, respiratory and wound drainage fields, and Laminated Technologies produces cotton, gauze and paper products for the healthcare industry. As part of the acquisition, we also obtained the exclusive distribution rights from a third South African medical products innovator not related to the Alliance Group, Evergreen Latex (Pty.) Ltd., to supply a unique polymer surgical glove (patent pending) in both Canadian and American markets.  We have started purchasing and selling the products from GRS Medical as of January 2003.  As for the products from Evergreen Latex, they will be made available to us in 2003.

Our introduction of South African and new products originating in Asia will diversify our product offerings significantly, while increasing market penetration into a larger segment of the North American healthcare industry.  Products from South Africa and from Asia (ENSD Corporation) are currently being sold in Canada as of January 2003.  The introduction of the new products is being financed by the recently announced financing from Vancity Capital Corporation and from our existing lines of credit.

Our business plan is designed to:

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Expand Product Lines:  We continue to extend our product offerings through the acquisition of new products, and through the establishment of joint ventures and other strategic alliances. We will continue to evaluate transactions that represent attractive opportunities to grow the business, to enter new markets or niches and/or to introduce new products and innovations.

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Establish A Company-Owned Distribution/ Dealer Network In The United States:  We are expanding our geographic reach by establishing a distribution/ dealer network in the United States centered on dealerships in Florida, California, Texas and the Carolinas.  Through the purchase of existing distributors/ dealerships or the establishment of new ones, over the next four to five years we plan to own approximately 100 distribution/ dealer locations across the U.S.

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Leverage Existing Canadian Dealer Networks: To further leverage our 200 dealers across Canada, we are investing in dealer programs and training that will expand the service and operational capabilities of these dealers, as well as promote AMS-branded products. Our service representatives provide training to the dealers on an ongoing basis.  We also provide dealers with inventory on consignment to promote the sales of our products.  In addition, we are working to increase the percentage of each dealer's sales by expanding our product portfolio in order to satisfy as many of the assistive equipment requirements of each customer as possible.  Effective January 2003, we have expanded our portfolio of products with the sale of products from ENSD Corporation and products from South Africa.

Trend Summary

The following trends are affecting the market for assistive medical equipment, as well as the various other medical products and devices manufactured under contract and/or distributed by us.  All trends and analysis listed below is compiled from the Evans & Evans Inc. report.  The Evans & Evans Inc. report relies on data obtained from the Frost & Sullivan report.  We do not have access to the Frost & Sullivan report.

Growth In Population Over 65

Life expectancy increases with every passing year. A significant percentage of people using home and community-based healthcare services are 65 years of age and older, and currently represents the vast majority of home healthcare patients. It is estimated that this segment of the population will increase significantly during the next ten years.

Lifestyle Changes

An increasing number of individuals who suffer from mobility-related impairments are not disabled in the traditional sense. These individuals purchase scooters and power wheelchairs to improve their mobility and independence and, ultimately, their quality of life.  These also are the consumers for whom disposable medical products and supplies are a growing lifestyle component.

Focus On Aesthetics & Comfort

The trend towards purchasing mobility products to improve quality of life has grown as consumers have focused increasingly on the aesthetics and comfort of their mobility devices.  We believe that these concerns will continue to drive the demand for our new products and product applications as we integrate technology and processes to improve the appearance and comfort of our key products.

Treatment Options

Many medical professionals and patients prefer home healthcare over institutional care. They believe that it results in greater patient independence and improved responsiveness to treatment, as familiar surroundings are believed to be conducive to improved patient outcomes. Healthcare professionals, public payers and private payers agree that homecare is a cost-effective and clinically appropriate alternative to facility-based care.

Rising Costs Of Healthcare

Home healthcare has gained acceptance among health care providers and public policy makers as a cost-effective, clinically appropriate and patient preferred alternative to facility-based care for a variety of acute and long-term illnesses and disabilities. Home healthcare and the medical devices and products required to permit such care will play an increasing growing role in reducing healthcare costs.

Market Analysis

According to a Report prepared for us by Evans & Evans Inc.,1 the demand for age-related products such as scooters and other mobility devices is predicted to increase significantly over the next decade. By 2000 the average life expectancy in the United States was almost 80 years, up from 47 years in 1900. This longevity has resulted in a growing elderly population.  According to the U.S. Bureau of the Census, not only is the total population growing, but also the senior age groups are growing in relation to the total population.  In the 1990s alone the 65 – and – older crowd increased seven percent to reach 34 million, or 13 percent of the U.S. population (National Center for Health Statistics).  Statistics Canada also recently reported that between 1991 and 2001 the number of Canadians aged 80 years and over increased 41.2%.2

 1August 17, 2000

2 "Canada facing age crunch", p.1. The Globe and Mail, Toronto, July 17, 2002

As reported in the October 2000 edition of HME News,3 major competitors in the medical homecare industry forecast that it will yield excellent opportunities in future. For example, the CEO of Invacare Corporation, A. Malachi Mixon III, has stated that a positive outlook exists in government for the first time in years, that the demographics are good and the graying of America will yield huge opportunities, with brands becoming increasingly more important.

In 1999 the total revenues in the durable medical equipment market alone in the United States, were estimated at US$1.23 billion4 .  The mobility market which represents our main product line generated revenues of US$713 million in the year 2001.  This is only one important niche in the overall homecare sector, and in turn is only one segment of the overall healthcare industry. The value of turnover in the disposable medical and surgical supplies business in North America is estimated to total in excess of US$60 Billion annually.

Assistive medical equipment falls into five principal categories:

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wheelchairs and scooters,

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aids to daily living (i.e., aids for eating and dressing and medical supplies)

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bathroom aids (such as commodes, shower chairs, bathlifts and grab bars),

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seating and positioning aids (cushions and pads, bed assists for example), and

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ambulatory aids (canes, crutches, wheelchairs and walkers/rollators).

Historically, the market for assistive medical equipment has been disabled persons. During the last decade, however, this market has broadened to include able-bodied persons for whom assistive devices represent an improvement in their quality of life. Scooters, for instance, enhance the mobility of people whose mobility has been restricted by arthritis. Other types of assistive equipment are making everyday life easier for people with physical limitations while they remain in the home environment.  Our business is affected by seasonal variations.  In particular, the winter months from November to February tend to be typically slower than the summer months.

Products

We provide power wheelchairs, scooters, scooter accessories, seating and positioning products and bed assists, rollators, wheelchairs, disposable medical supplies, such as surgical/medical gloves. In addition, we have acquired a bathlift that is currently under development.  As of the reporting period, only 1% of the total revenue was from powerchairs and 99% was from the sale of scooters.  We have been selling the products from ENSD Corporation and South Africa as of January 2003.  The bathlift developed by us is not yet commercially available and the other accessories represent less than 1% of our total revenue.

Currently Available Products

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Power wheelchair: We distribute a power wheelchair under the model name "Spitfire". The wheelchair, which can be customized to meet an individual's specific needs, comes with an articulating front end and 10" rear wheels and a swing away controller. Its 22.5" wheelbase gives this wheelchair superior functionality. The market for power wheelchairs consists primarily of individuals who are physically incapable of operating a scooter.  The manufacturer, the dealer, or we may also customize the powerchairs depending on what changes are required.  For instance, the dealer usually handles seating customization by installing cushions as requested by the customer.

3 The business newspaper for home medical equipment suppliers.

4 Frost & Sullivan - "Durable Medical Equipment Market (U.S.)" 7/26/2000

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Scooters: We distribute and market the following series of three and four-wheeled motorized scooters under the Shoprider(r) brand name:

Sunrunner Sprite Series – The Sunrunner Sprite series of three and four wheeled scooters are designed for easy portability. The scooters are rear wheel drive, which allow a 250 pound weight capacity. With an 8" wheel and overall length of 38" these units can be handled with ease in close indoor quarters and they provide a smooth and quiet ride. With a total weight of approximately 79 pounds (without batteries) these units fit easily in the trunk of most cars.

Sovereign Series – The Sovereign three and four wheeled scooters are the most popular in the Shoprider(r) line. The rear wheel drive units have a 250 pound weight capacity and a 10" wheel, making them ideal for outdoor use. The Sovereign is easy to disassemble and fits into the trunk of most cars. The standard features of the Sovereign scooters are a sliding adjustable Captain's seat, fully adjustable armrests, headlight, tail lights, rear view mirror, front basket and safety flag.

Sprinter Series – The Sprinter three and four wheeled scooters are the workhorse of the Shoprider(r) line. The rear wheel drive units have a 350 to 500 pound weight capacity and 12" wheels, allowing them to handle rugged terrain. They come standard with headlights, tail lights, signal lights and a rear view mirror. The Captain's seat is 22" wide which allows greater comfort for the rider. The four-wheeled deluxe scooter (889DX2-4) comes with suspension as a standard feature whereas suspension is optional on the other four wheeled models in the line. The scooters have powerful motors and are capable of traveling at 8 mph for an average range of 25 miles.

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Scooter Accessories: We distribute a number of scooter accessories such as a canopy, rear view mirror, headlights, tail lights and turn indicators, high and low back seats, baskets, walker holders, crutch/cane holders, oxygen holders, scooter covers and scooter trailers. The CNP01 scooter canopy is an accessory that can be used with any scooter on the market today. The fact that it folds down when not in use makes transportation and storage very simple. This product is made of a nylon fabric and is suitable for use in both sunshine and rain.

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Seating and positioning products: We distribute a variety of attachments used for comfort, support, pressure relief and posture control and market them under the Shoprider(r) brand name.

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Home Care Bed Assists: We distribute a bed assist for home use in all types of beds. The NY03 bed assist is constructed of three pieces of 1" steel tubing, with flattened arms that extend between the mattress and box spring. They are secured in place with four anti-slip foam pads and two heavy-duty adjustable straps that snap into buckles. There is a 1½" foam hand grip for added comfort.

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AMS Line of Scooters: We intend to distribute a new line of scooters under the "A MS " name. The new scooters will be based on the existing Shoprider(r) line of scooters, with certain cosmetic modifications. Pihsiang will manufacture the new scooters and Pihsiang and us will jointly own the design of the new scooters. This new line of scooters will include five different models which will include both three and four wheeled scooters.  We will introduce the AMS line of scooters in conjunction with the expansion into the United Sates which is anticipated to be some time in 2003 depending on financing.

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Rollator and Wheelchair:  Manufactured by ENSD Corporation, the rollator is a four wheel device to assist the elderly or the disabled to walk in the home or outside.  It has a basket and a seat.  The wheelchair is a transfer chair with loop brakes designed for the movement of the disabled from one place to another.

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Disposable Medical Supplies: Products include medical gloves for surgical or general use and incontinence supplies, such as bedding sheets and linens.  The packaged product is currently being sold to retail outlets effective January 2003.

Products Under Development

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Bathlift: We have purchased all rights, privileges and potential patents with respect to a bathlift being developed by Duramed Designs Ltd. for $13,102 during fiscal 2001 and 2002.  The bathlift is a water-powered unit that aids individuals in transferring in and out of a bathtub. The unique feature of the unit is that the seat is covered with waterproof foam, which makes the bathlift non-slippery and comfortable to sit on. The unit is capable of lifting a 300 pound person.

Warranty

We offer warranties on our products against defects in material and workmanship for the motor, brakes and transaxles of our products for periods up to eighteen months from the date of sale to the customer. All other parts have a one year warranty from the date of purchase. Certain components such as frames for scooters and wheelchairs carry a lifetime warranty.  Our obligations under these warranties are substantially covered by a similar warranty offered to us by Pihsiang.

Proprietary Protection

In the past, our ability to compete has not been dependent on our ability to protect proprietary technology, though this may change with the adoption of our new business model.  Proprietary protection for products may be sought in the future, depending on the nature of the products acquired or developed by us.  We are considering a patent application for the bathlift we are currently developing.

To our knowledge, Pihsiang owns the trademark Shoprider(r), which it has licensed to us for use in Canada.

We have registered the domain names "amshomecare.com", and "Shoprider.ca", and have registered AMS and AMS Home Care as trademarks and service marks in Canada and the United States.  We have registered the trade names Cobra, Landcruiser, Trailblazer, Firefly and Voyager for use in the medical industry in Canada ..

Regulatory Approvals

Our business is affected by government regulation and reimbursement policies. Government regulations differ from country to country and, within the U.S. and Canada, from state to state and province to province. Changes in regulations take place frequently and can impact the size, growth potential and profitability of products sold in each market. All scooters and power wheel chairs as well as the rollator and bathlifts sold under our name will require ADP (Assisted Devices Program) approval from the government of Ontario in order for the purchasers of these products to qualify for government assistance. The ADP approval process takes anywhere from three months to a year from the filing of an application to have the products listed.  This process includes the testing of the products for safety and durability.  Approval is also required in the United States in order for the consumers to receive government assistance. The time taken for such approvals can vary from 90 days to one year.  The powerchairs and scooters from Pihsiang are already FDA approved.  We have not yet applied for FDA approval for the new products.

Sales and Marketing

Each dealer in our Canadian network of independent dealers has its own sales force that is supported by our sales representatives. Our dealer network was started as a strategic way of growing our product and service sales throughout Canada.  We conduct dealer programs and training that expand the service and operations capabilities of the dealers while promoting our products. We have experienced minimal turnover in our dealership network and are not dependent on any one of our dealers.

Our marketing programs consist of:

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Marketing Materials:  We have a number of color brochures, flyers, banners and posters outlining our line of scooters.  In addition, we have a purchasing solutions booklet, which helps end-users choose the right scooter by outlining the unique features of each scooter.

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A Co-op Advertising Fund:  We have established a program under which our authorized dealers can claim expenses for the promotion.  This fund is based on each dealer's quarterly scooter sales.  We refund up to 50% of funds spent by the dealers on advertising to a maximum of 3% of the dealer's quarterly scooter sales.

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A Floor Plan Program:  We have established a program with our dealers under which we supply the dealer with a variety of scooter models for display in the dealer showroom, but the dealer does not have to pay for the scooter until it is sold. We believe that sales activity is improved where customers can view the available scooter models rather than relying upon brochure pictures and descriptions.

We have adopted the following marketing strategies in order to promote a new, company-branded line of medical products:

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Website:  We have developed a Website (www.amshomecare.com) containing information about our line of products. In future the Website will be configured to facilitate online purchasing for our U.S. customers.

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Corporate Dealerships:  We have commenced setting up a system of distribution/ dealerships (with warehouses) focused on Florida, the Carolinas, Texas and California where customers in our target age categories are substantial.  Certain key distribution/ dealer locations will be owned by us, and will have their own sales forces to conduct direct sales of some of our products to the end users or to retail centers.  They also will function as warehouses from which we will service the dealer network.  We will continue to sell products in Canada through our customer dealer network, but we do not intend to establish master dealerships or a direct sales force for the Canadian market.

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General Advertising:  We have a toll-free telephone line for our customers and dealers. As well, we intend to advertise in trade publications.

The majority of sales currently are handled through our outside sales team consisting of four individuals – a national sales manager, plus two sales executives and one administrative support person.

Competition

The homecare medical equipment and supplies markets are highly competitive, price sensitive and fragmented, with a number of competitors offering similar products. Companies compete primarily with respect to price, delivery and service, product design and features, quality and relationships developed between dealers and customers.  Our most significant competitors in our primary markets are Invacare, Pride Mobility Products Corporation, Sunrise Medical Inc., Optiway Technology Inc. and Electric Mobility Inc.

We do not anticipate that obsolescence will be a factor influencing our business, as we are committed to researching and distributing the latest advances in healthcare equipment and supplies. With respect to pricing issues, our pricing policy is to keep current at all times with pricing trends in the marketplace to ensure that our products are competitive.

We recognize that establishing and building a distribution/ dealer network in the U.S. may take some time, but the conditions for this initiative are right. The industry generally consists of a few large manufacturers and distributors servicing a fragmented system of mainly 'Mom & Pop' dealer /distribution operations which can be consolidated.

Competitive Strengths

We are positioned to increase our market share because of certain competitive strengths.  However, being a small to medium business, we will require substantial financing and appropriate execution of our business plan to benefit from these competitive strengths:

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A Strong Brand Franchise: Our expansion plan is premised on marketing our line of products, which are enhanced by the strength and reputation that we have earned in developing the Shoprider(r) brand name in Canada. Shoprider(r) is a widely recognized brand across the North American industry. This brand recognition is an important marketing tool for expanding our customer base in Canada, as well as providing us with valuable experience for entering new markets and market segments. Our background in the homecare medical industry linked to a brand leader prepares us to market our new and distinct line of products effectively throughout the United States.

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Long Term Customer Relationships: Together with our dealer network we have developed strong, long-term relationships with a large number of customers.  As a result of our sales leadership and long-term relationships, we believe we can generate significant sales with a larger base of product offerings in the homecare medical products industry. By purchasing additional products, customers ensure compatibility and conformity with existing products, and retain our local dealer as a single contact for the supply of product lines and ongoing services.

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Dealer Networks:  Our relationships with our Canadian network of independent dealers in more than 200 locations was built over several years, and provides us with a focus on the core functions of design, contract manufacturing and distribution while benefiting from the dealers' local market expertise and ongoing customer support.  Our relationship with our dealers typically are long-term in nature, providing continuity in customer relationships and a strong foundation of product knowledge.

Facilities

We have a leased, furnished warehouse at Cliveden Avenue, Delta, B.C., which also serves as our head office, and have leased premises in Mississauga, Ontario, and Montreal, Quebec. The terms of each of the leases are as follows:

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Mississauga, Ontario: We have entered into a lease from July 1, 2002 to June 30, 2004, with the Coming Generation, for office and warehouse premises at 2465 Cawthra Road, Mississauga, Ontario.  The rent payable for the 2,232 square foot space is $1,462.80 per month.

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Montreal, Quebec: We have entered into an agreement dated March 1, 2002 with U-Haul to lease 560 square feet of storage space located at 65 Brunswick Boulevard, Montreal, Quebec. Effective March 1, 2002 the rent payable is $787.83. The term of the lease is one month and renews automatically month to month. Ten days notice is required to terminate the lease.

♦

Delta, British Columbia: Pursuant to an assignment of lease dated November 15, 1998, we were assigned the rights of Umbro Canada Inc. pursuant to a lease between Sun Life Assurance Company of Canada and Umbro Canada Inc. dated April 28, 1998, which assignment was subsequently amended on June 29, 1999. The 7,467 square foot office and warehouse premises are located at 1498 Cliveden Avenue. The term of the lease ran from May 1, 1998 to September 30, 2002, after which it is renewable on a month-to-month basis. The minimum annual rent payable under the lease is $39,201.75. We are also responsible for operating expenses, taxes, and all expenses relating to the premises and the common areas not intended for leasing.

ITEM 2.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

The following table sets forth the names, business addresses and functions of our directors and senior management.

Name	Business Address	Position
Rani K. Gill	1498 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6L9	President and Director
Kamaljit Kaur Lehal	Suite 200, 6905 – 120th Street, Surrey, B.C.	Director
Daryl Hixt	1498 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6L9	Corporate Secretary and Marketing Manager
T. Barry Coughlan	920 – 800 West Pender Street, Vancouver, B.C., V6C 2V6	Director
Jan Karnik	Suite 200, 7485 – 130 Street, Surrey, B.C., V3W 1H8	Director
Amarjit Singh Mann	8181 – 120A Street, Surrey, B.C.	Director
Harjit S. Gill	1498 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6L9	General Manager, Director

Our legal advisors are Quorum Business Lawyers.  Their address is 1450 – 1075 West Georgia Street, Vancouver, B.C., V6E 3C9.

Our auditors are Grant Thornton, LLP.  Their address is Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N3.  Grant Thornton, LLP has been our auditors since February 19, 2002.  Prior to that our auditors were Staley Okada Chandler & Scott of 300, 10190 – 152nd Street, Surrey, British Columbia from April 3, 2001 to February 2002 and Campbell Saunders & Co of 1200 – 650 West Georgia Street, Vancouver, British Columbia from 1996 to April 3, 2001.

ITEM 3.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 4.            KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Results of Operations" under "Item 5 – Operating and Financial Review and Prospectus".

	Six Month Period Ended August 31, 2002	Year Ended February 28, 2002	Year Ended February 28, 2001	Year Ended February 29, 2000	Year Ended February 28, 1999	Year Ended February 28, 1998
Sales	$1,610,614	$2,980,583	$2,561,248	$3,179,941	$3,319,223	$2,328,689
Earnings (loss) before other income and income taxes	$36,576	($159,706)	($3,750)	($57,439)	$221,267	$283,324
Net earnings (loss)	$36,576	($155,714)	$31,111	($44,108)	$207,614	$182,525
Earnings (loss) per share	$0.01	($0.01)	$0.01	($0.01)	$0.01	$0.01
Diluted Earnings (loss) Per Share	$0.01	($0.01)	$0.01	($0.01)	$0.01	$0.01
Weighted average common shares outstanding	45,062,296	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000
Consolidated Balance Sheet
Total assets	$1,189,061	$1,339,820	$870,789	$1,181,770	$1,573,268	$1,087,042
Capital assets	$46,610	$52,052	$65,621	$81,467	$109,494	$11,969
Total liabilities	$905,473	$1,167,808	$337,648	$679,740	$931,130	$560,618
Advances from Shareholders	$252,395	$252,395	Nil	$189,913	$150,481	$128,355
Shareholder's equity	$283,588	$172,012	$533,141	$502,030	$642,138	$526,424

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Loss before other income and taxes	($138,424)	($222,752)	($13,669)	($57,439)	$221,267	$283,324
Net earnings (loss)	($138,424)	($218,760)	($21,192)	($44,108)	$207,614	$182,525
Weighted average common shares outstanding	45,062,296	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000
Earnings (loss) per share, basic and fully diluted	($0.01)	($0.01)	($0.01)	($0.01)	$0.01	$0.01
Balance sheet
Total assets	$1,175,959	$1,326,718	$860,870	$1,181,770	$1,573,268	$1,087,042
Shareholders' equity	$270,486	$158,910	$523,222	$502,030	$642,138	$526,424

On January 13, 2003, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 1.54 Canadian dollars for 1 United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months:

Month	High	Low
December, 2002	1.5801	1.5457
November, 2002	1.5917	1.5511
October, 2002	1.5990	1.5555
September 30, 2002	1.5789	1.5712
August 31, 2002	1.5724	1.5632
July 31, 2002	1.5512	1.5407

The following table presents a history of the average exchange rates of Canadian dollars into United States dollars as of the last day of each year.

Year	Average Exchange Rate
2002	1.57035976
2001	1.54841633
2000	1.48520240
1999	1.48584024
1998	1.48310319
1997	1.38438685

Capitalization And Indebtedness

Our consolidated capitalization as at August 31, 2002 was as follow:

Consolidated Balance Sheet	As at August 31, 2002

Advances from Shareholders	$252,395
Shareholders' Equity	$283,588
Total Capitalization	$535,983

Forward Looking Statements Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

WE ARE DEPENDENT ON PIHSIANG FOR OUR SUCCESS AND IF THIS RELATIONSHIP DETERIORATES OR IS TERMINATED OUR BUSINESS WILL SIGNIFICANTLY SUFFER

For our first 12 years in business we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang Machinery Manufacturing Co. ("Pihsiang"), for our success. Approximately 80% of our gross revenue during fiscal 2002 was attributable to sales of products supplied to SCMP by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  H owever, o ur reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace. We have recently announced the signing of new manufacturing and distribution agreements, which are intended to diversify the risk inherent to the Pihsiang relationship. The South African distribution agreement in particular, a five-year exclusive covering all of North America, contributes towards reducing that risk or, at the very least, diversifying it.  Specifically, we expect increased revenues from the other products so that over the next few years a greater percentage of our total revenue will be from these new products thereby reducing our reliance on Pihsiang products to generate revenue.  There is the ongoing risk of inadequate inventory problems as we expand into other products and other jurisdictions which could harm our financial position.

COMPETITION WITHIN OUR INDUSTRY COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

The industry within which we operate is highly competitive and price sensitive.  Many of our competitors have substantially greater financial, marketing and human resources than us.  Our ability to compete favorably is, in large part, dependent upon our ability to maintain low operating costs and to continue our favorable relations with dealers and suppliers in the industry.  Furthermore, as barriers to entry into certain sectors of our business are low, competition may intensify, and there can be no assurance that we will maintain our current level of profitability.  The factors that are creating a highly competitive and price sensitive environment within our industry in North America is the increasing on reliance on cheaper Asian manufacturers who produce goods for prices cheaper than can be produced in North America.

DIRECT DISTRIBUTION BY MANUFACTURERS COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS

Any decision by manufacturers of durable medical equipment to distribute their products directly to end-users through their own sales forces, instead of through distribution intermediaries like us could have an adverse effect on our business.  Similarly, if large retailers begin operations in Canada and the United States and source products directly from manufacturers, it could have an adverse effect on our business.  Within North America, there are manufacturers that manufacture and distribute their products directly to the retailers and this may reduce our revenues.

OUR RELIANCE UPON DEALERS COULD BE DETRIMENTAL TO OUR FINANCIAL CONDITIONS IF THOSE DEALERS DO NOT SELL OUR PRODUCTS

Substantially all sales of our products are made through dealers.  If the efforts of our dealers prove unsuccessful, if such dealers abandon or limit their sales of our products, or if such dealers encounter serious financial difficulties, our results of operations and financial condition could be materially adversely affected.  As our corporate owned dealers are acquired this risk will be reduced, as well the addition of new distribution chains will reduce this risk further.

DOING BUSINESS OUTSIDE OF CANADA MAY SUBJECT US TO ADDITIONAL RISKS

Historically our operations have been confined to Canada. Our new business model turns our focus towards expanding business into the United States initially and into Europe subsequently.  There can be no assurance that we will be successful in our efforts to expand.  Establishing operations outside Canada will expose us to risks associated with fluctuations in foreign currency exchange rates. Increases in the value of the US dollar and the Euro will result in an increase to the cost of our products as our products are purchased in US dollars.  The increased costs will ultimately reduce our sales and earnings.  We have no intention at this time of expanding into Latin America, Asia or India.  In addition, international operations are subject to other risks, such as the imposition of government controls, export license requirements, tariffs or taxes and other trade barriers and difficulties in staffing and managing international operations, among others.  There can be no assurance that these and other factors will not have an adverse effect on our financial condition and results of operations.  Currently, we operate exclusively in Canada.  The proposed expansion into the United States and subsequently into Europe may result in us competing directly with Pihsiang and other of our manufacturers and their distributors.  Although our current agreement with Pihsiang allows us to sell similar products outside of Canada such as the AMS line of scooters, there is no certainty that this clause will be included in subsequent contract renewals.

SUBSTANTIALLY ALL OF OUR ASSETS AND OUR DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES WITH THE RESULT THAT IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE WITHIN THE UNITED STATES ANY JUDGMENTS OBTAINED AGAINST US OR ANY OF OUR DIRECTORS OR OFFICERS

Substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States.  In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

FAILURE TO EXECUTE OUR PROPOSED BUSINESS PLAN COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR RESULTS OF OPERATION

Our operations to date have consisted principally of distributing a relatively narrow line of assistive medical products in Canada. The implementation of the broader geographic and product diversification plan now commencing will place substantial demands on management, and it is expected that these will intensify as we grow. The effective implementation of the aggressive business plan centered on expansion across the retirement belt, comprising of Florida, Texas and California, of the United States will require the hiring of additional management personnel to be situated at a U.S. head office skilled in sales, operations and cost control. Since the competition for such personnel can be intense, our inability to attract, integrate and retain additional management personnel, to address additional management needs or to manage growth effectively, could have a material adverse effect on our business, results of operations and prospects.

GOVERNMENT REGULATIONS AND THE STATUS OF HEALTHCARE REIMBURSEMENT ARE FREQUENTLY CHANGING AND IF THE CHANGES ARE ADVERSE, IT WILL EFFECT OUR REVENUE AND PROFITABILITY

Our ability to operate profitably depends in part on the extent to which reimbursement for the cost of the products we sell will be available from government health administration authorities, private health coverage insurers and other organisations. Third-party payers are increasingly challenging the price of medical products, with the result that profit margins are generally being reduced. Significant uncertainty exists as to the reimbursement status of new medical equipment, and there can be no assurance that adequate third party coverage will be available to establish price levels sufficient for us to operate profitably.  A major issue facing our business in the United States is Competitive Bidding, a resolution that was part of the Provider Giveback Bill, which is legislation to increase reimbursement for hospitals and doctors.  The current United States administration believes that in order to control rising medical costs without sacrificing service, market economics should be introduced.  Competitive Bidding involves a process whereby equipment providers provide bids to Medicare and the lowest-cost provider wins the Medicare reimbursement.  The introduction of Competitive Bidding will result in a shakeout of the smaller equipment providers who cannot match the lowest price.  If we cannot provide competitive products to the equipment providers, then this will reduce sales.

THE OBSOLESCENCE OF OUR PRODUCTS MAY REDUCE OUR SALES AND OUR COMPETITIVE POSITION

There is a risk that our competitors could develop competing products that could make our solutions uncompetitive. For example, if we cannot respond to the competitive products and develop new products that are competitive, then the demand for our existing products will decline thereby reducing our sales.

OUR FUTURE PERFORMANCE IS DEPENDENT ON OUR ABILITY TO RETAIN KEY PERSONNEL

We rely on the experience and expertise of senior staff.  There is no assurance that we will successfully be able to attract and retain skilled and experienced personnel and our failure to do so will effect our prospects, business and operations.  We do not have any key man life insurance.

OUR SHARE PRICE MAY BE VOLATILE

Market prices for shares of junior venture companies are often volatile.  Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, regulatory actions, publications or financial results could have a significant effect on the market price for our common shares.

OUR DEPENDENCE ON DISTRIBUTION AND RESELLER AGREEMENTS COULD BE DETRIMENTAL TO OUR OPERATIONS

Our success is dependent on the maintenance and acquisition of rights to use and distribute a variety of products sourced mainly offshore.  The majority of our current distribution and reseller agreements with manufacturers are subject to cancellation for our non-performance.  The loss of distribution rights to certain products may significantly decrease our revenues and hamper our ability to compete in the medical equipment and products industry.  Currently we generate 95% of our sales from the sale of products that are owned by Pihsiang.  The loss of the Pihsiang Agreement would have a material adverse impact on our results.

OUR BUSINESS MAY FAIL

Our financial statements have been prepared on a going-concern basis.  If our business fails, there are no assurances that we will be able to realize our assets and liquidate our liabilities on favourable terms.

IF THE COMPANY FAILS TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS AND SERVICES, ITS COMPETITIVE POSITION AND ABILITY TO GENERATE REVENUES WILL BE HARMED

We have introduced and intend to continue to introduce additional and enhanced products and services in 2002 in order to expand our business.  The planned timing or introduction of new products and services is subject to risks and uncertainties, such as market acceptance and distribution issues, which could delay or prevent the introduction of one or more of our new products or services.  As a result,  actual timing may differ materially from original plans.  Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue.

A FAILURE TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES COULD DECREASE OUR REVENUE, WHICH MAY HARM OUR BUSINESS

We depend on establishing and maintaining distribution relationships with manufacturers of medical products. There is intense competition for relationships with these firms, and we may have to pay significant fees and royalties to establish additional distribution relationships or maintain existing relationships in the future. We may be unable to enter into or successfully renew relationships with these firms on commercially reasonable terms.

Many companies that we may approach for a strategic relationship or who already have strategic relationships with us also provide products to other sources. As a result, these companies may be reluctant to enter into or maintain strategic relationships with us. Our business, results of operations and financial condition could be materially adversely affected if we do not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in an increase in revenue or profitability.

WE COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS WHICH IF SUCCESSFUL COULD SIGNIFICANTLY IMPACT OUR OPERATIONS

Participants in the medical equipment industry are subject to lawsuits alleging product liability, many of which involve significant damage claims and defense costs.  We currently have in force product liability insurance policies.  Successful claims against us in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.  Claims made against us, regardless of their merit, also could have a material adverse effect on our reputation.  There can be no assurance that the coverage limits of our insurance policies will be adequate.  While we have been able to obtain product liability insurance in the past and do not anticipate problems in obtaining such insurance in the future, such insurance varies in cost, may be difficult to obtain and may not be available in the future on acceptable terms or at all.  We currently have product liability insurance coverage for $5 million.

YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF OUR FUTURE PERFORMANCE BECAUSE OUR RESULTS OF OPERATIONS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Factors that may cause the Company's quarterly operating results to fluctuate include: our ability to retain existing distributors, attract new distributors and maintain distributor satisfaction; the announcement or introduction of new or enhanced products by us or our competitors; governmental regulation; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to our market.  As a result of these and other factors, you should not rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance.

Our sales which have been confined to date to Canada generally have been highest in the spring and summer.  Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned.  Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from sales penetration in the warmer retirement belt states in the U.S. where expansion into corporate-owned dealer stores is commencing in Florida, and is expected to be followed soon in North Carolina, California and Texas. Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of operations for the year.  In the future, changes in the product mix offered by us, our expansion into Southern United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

OUR RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE

There can be no assurance that the revenue growth we have experienced in the last five years will continue or increase. Our industry makes the prediction of future results difficult or impossible, and therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future.  Any increase is dependant on our ability to implement all of the products and services we propose to offer under our business plan which will require us to expend capital on an on-going basis.

OUR LONG-TERM LIQUIDITY AND CAPITAL RESOURCES ARE UNCERTAIN

We believe revenues from current operations combined with our cash resources and lines of credit are adequate to fund our current marketing program in Canada.  We believe we will need to secure additional financing to implement our planned expansion into the U.S.  Other than as described later, we have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock.  In the event that there is an opportunity and additional funds are needed, there is no assurance that we will be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to fund this purpose.  Further any issuances of equity may be diluting to our existing shareholders or may result in a change of control.  Pursuant to the Equity Line of Credit Agreement with Cornell Capital Partners LP, there is no minimum price at which the shares may be issued.

PENNY STOCK TRADING RULES MAY ADVERSELY AFFECT A SHAREHOLDER'S ABILITY TO RESELL OUR STOCK

The "penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in our stock, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the "penny stock" trading rules affect or will affect the ability to resell our stock by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules.  Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of our stock and the ability of a holder to resell our stock.

DIVIDENDS MAY NOT BE PAID IN THE FUTURE WHICH MAY AFFECT A SHAREHOLDER'S RETURN ON INVESTMENT

Although dividends were paid (on our common shares) to shareholders in 1999 and 2000, none were paid in 2001 and we do not intend to pay a dividend in the foreseeable future as any excess funds will be reinvested in implementing our business plan.  Investors seeking a return on their investment in the form of a dividend should not expect to receive such a return for the foreseeable future, if ever.

RECENT TERRORIST ACTIVITIES AND RESULTING MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS

The terrorist acts in New York, Washington, D.C. and Pennsylvania on September 11, 2001 have created an uncertain economic environment and we are unable to predict the impact these events, or the responses thereto, will have on our business.  The continued threat of terrorism within the United States and abroad and military action and heightened security measures in response to such threat may cause significant economic disruptions throughout the world.  Our business, results of operations and financial condition could be materially and adversely affected to the extent such disruptions result in its inability to effectively market and sell our products.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of the operating results and our financial position for the six month period ended August 31, 2002 and the last three fiscal years, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

Results of Operations

General

During the past year, while SCMP remained a partnership pending the completion of our reverse take-over we operated mainly as an importer and exclusive distributor - in the Canadian market only - of the Shoprider(r) scooter line. In addition, during this period we continued developing, manufacturing under contract and selling scooter accessories, while concentrating on forging ties with new suppliers of devices and products across the healthcare category not necessarily restricted to the assistive and mobility fields.

From June 2000 to February 28, 2002, one-time only legal, accounting, sponsorship fees, valuation fees and additional salary costs totalling in excess of $600,000, plus related time constraints involved, caused significant distractions to corporate progress. In particular, the protracted public listing process detracted from our being in a position to capitalize on financing opportunities to fund an expansion program. For example, this prevented us from implementing our intended schedule to introduce a company-branded AMS product line in the United States due to our reduced treasury.  Moreover, such unforeseen complications impeded us from instituting our anticipated business plan in a more timely, vigorous and effective manner overall and, as a result, some opportunities were lost.

At the present time, we are expanding our product offerings to cover a wide range of bathroom safety and daily living items. These will include disposable medical products (cotton, gauze and paper materials), as well as urology, respiratory and wound drainage supplies. Concurrently, we will be extending our geographic scope from Canada only, to also include many larger, more captive markets in the more populous U.S. retirement belt centered in the states of Florida, Texas and California. Our transition as a public vehicle (since March 1, 2002) into an enterprise pursuing increased sales, via a product and territorial diversification strategy, is premised on the development of alliances to obtain a broader marketing capability, including customer bases and technical skills, that can serve as a launch-pad for building a company-owned dealer network where the demographics recommend in the United States.  The product and geographical expansion will increase expenses and reduce earnings in the early stages.  This expansion will also require additional capital resources and place more demands on our existing capital resources.

Six Month Period Ended August 31, 2002

Year to date net sales were $1,610,614 compared to $1,882,381 for the same period last year due to inadequate inventory levels during the peak sales months of July and August 2002.  Due to the lead-time in ordering and receiving goods from Taiwan, we did not receive the goods purchased using the $200,000 import credit facility with ITrade Finance Inc. until September 2002.  Furthermore, the increase in the credit facility from $500,000 to $750,000 with the bank was not obtained until the end of August 2002 due to the delay in the closing of the Reverse Take-over transaction and the completion of the audited financial statements of the new entity.  Gross profit as a percentage of net sales for the six-month period was 34% compared to 28% in the same period last year.  The overall increase in margins as a percentage of sales is a result of a change in the mix of models sold.

Selling expenses as a percentage of net sales for the six months ended August 31, 2002 was 14% compared to 12% in the same period last year.  The increase is directly related to lower sales and also due to higher advertising and promotional costs of the new 2002 models introduced February 2002.  The overall dollar amount actually decreased by $1,427 for the year compared to the same period a year ago.

General and administrative costs as a percentage of net sales for the six months ended August 31, 2002 was 19% compared to 13% in the same period a year ago.  The increase is a direct result of lower sales and the additional public company costs since we completed the reverse take-over on February 28, 2002.  In addition, insurance and occupancy costs contributed to the increase.  In July 2002, we moved into a larger facility in both Ontario and Quebec.

Net income before income taxes decreased by $32,695 for the period ended August 31, 2002 compared to the same period a year ago.  The decrease is attributable to lower sales and additional public company costs totalling $43,213 not included in the comparative period a year ago.

As disclosed in Note 18 to the financial statements, under US GAAP, the finders fees paid through the issuance of common shares to the husband of our president would be expensed.  This non-cash expense accounts for the majority of the difference in net income (loss) when comparing the six months ended August 31, 2002 to the six months ended August 31, 2001 under US GAAP.

Year Ended February 28, 2002

Year to date net sales of approximately $3.0 million increased almost 17% over the fiscal year 2001. This increase was due primarily to the fact that scooter sales improved. Gross profit as a percentage of sales fell marginally, from 32% to 27%, because of foreign exchange exposure from a falling Canadian dollar and a reduction in prices.

Total selling expenses as a percentage of sales were 15%, compared to 12% for the same period in fiscal 2001.  The increase was attributable to the addition of new employees and increased delivery charges, plus costs associated with the reverse take-over such as website development and other promotional charges.

Total general and administrative costs as a percentage of net sales decreased to 17% of net sales for the twelve months ended February 28, 2002 compared to 20% for the same period in the previous year. This decrease was a direct factor of higher sales.  Bad debts expense was $22,102 higher for the twelve months ended February 28, 2002 compared to the previous year.  This increase was comprised of a bad debt write-off of $13,713 for one customer who filed for bankruptcy and an increase in the provision for bad debts.  Most other general and administrative costs remained relatively stable.  The amount of general salaries and benefits is comprised mainly of draws taken by the previous owners of the holding companies totalling $159,440..  There were capital expenditures of $1,106 during fiscal year 2002.

Under US GAAP, the loss for the year ended February 28, 2002 was $352,205 as compared to net income of $21,192 in the year ended February 28, 2001.  In addition to the factors outlined above, under US GAAP, we expensed costs of the reverse take-over totalling $193,308.  For Canadian GAAP, these costs were treated as a capital transaction and accordingly offset against equity at February 28, 2002.

The value of our inventory as at February 28, 2002 was $411,346 higher than the value of inventory one year earlier. The reason for this increase was the initial purchase of new 2002 model year scooters.

Cash flows from financing activities were $588,278 during the 2002 fiscal year.  These were comprised of the use of $335,883 in bank credit lines to finance inventory and $252,395 in advances from Rani Gill.  For the same period during the previous fiscal year, cash flows from financing activities were negative, due to the repayment of shareholder advances to the previous owners of one of the holding companies.

Net earnings for the year ended February 28, 2002 decreased by $186,825 compared to the same period in the previous year. This decrease is attributable to higher selling expenses.

The accounts payable as at February 28, 2002 were $515,491 compared to $193,510 the previous year, which is attributable to the purchase of large shipments of inventory in the period, and the assumption of the liabilities of the public shell company totalling approximately $165,565 of legal and other costs associated with the Reverse Take-over.

Accounts receivable as at February 28, 2002 was $454,007 compared to $308,491 the previous year. The majority of the increase is attributable to higher sales.

Year Ended February 28, 2001

During the fiscal year ended February 28, 2001, there was a change in ownership of one of the partners of SCMP.  Although the change in ownership of 393231 did not take place until October 2000, between January and October 2000 a decision was made, as a result of the impending sale of 393231 due to the owner's decision to retire, to minimize inventory purchases and use cash to pay down advances made by 393231.  The lack of adequate inventory during the summer of 2000, which is typically our peak sales period, resulted in lost sales and lower profits during this time.

Net sales decreased by 20% for the year ended February 28, 2001 to $2,651,248 from $3,179,941 during the same period in the previous year.  This decrease was primarily due to the fact that inventory levels were constrained and we were inadequately stocked during the peak summer months of June, July, and August 2000.  Lower inventory levels during the year ended February 29, 2001 are attributable to the anticipated sale of 393231 initiated in July 2000 and completed in October 2000.

Gross profit as a percentage of sales increased to 32% for the year ended February 28, 2001 compared to 28% for the same period in 2000.  This increase is attributable to favourable pricing provided to us for orders placed in October 2000.

Total selling expenses as a percentage of sales for the year ended February 28, 2001 was 12% compared to 13% for the same period in 2000.  This decrease was a direct result of cut backs on discretionary expenses such as advertising and travel in addition to staff reductions in anticipation of the sale of 393231. Advertising and promotional expenses decreased by $19,140 for the year ended February 28, 2001 from the same period in 2000.  This reduction was due to the curtailment of all promotional printing materials, once again stemming from the anticipated sale of 393231. Freight and delivery costs were lower by $8,596 for the year ended February 28, 2001 from the same period in 2000 as a direct result of lower sales.  Selling salaries, travel, stationary and communication costs were lower by $52,597 for the year ended February 28, 2001 from the same period in 2000 due to the reduction in staff and cost controls arising as a result of the impending sale of 393271.

Total general and administrative costs as a percentage of net sales increased to 20% for the year ended February 28, 2001 compared to 17% for the same period in the previous year.  This increase is a direct result of lower net sales.  However, the overall dollar amount of total general and administrative costs decreased by $33,127 for the year ended February 28, 2001 from the same period in the previous year. Total interest and bank charges decreased by $11,675 from the previous year.  The reduction was primarily due to the repayment of shareholder advances. Insurance costs for the year ended February 28, 2001 from the same period in 2000 decreased by $24,569 due to soft market conditions in this insurance segment and our history of low claims. For the year ended February 28, 2001, depreciation expenses decreased by $7,626 from the same period in the previous year primarily due to the fact that computer software and other computer and office equipment purchased in earlier periods had been fully depreciated.

The amount of general salaries and benefits contained in the financial statements attached to this document is comprised of salary expenses for SCMP as well as salary expenses for the partners.  Total general and administrative salaries decreased by $8,289 during the year ended February 28, 2001 as compared to the same period in 2000.  Out of this amount, a decrease of $16,705 was attributable to salary expenses for SCMP.  This decrease was due to a reduction in staff and reduced hours worked by remaining staff.

Net earnings before income taxes were $6,205 for the year ended February 28, 2001 compared to a loss of $43,991 for the prior year.  The increase in earnings is due to lower expenses resulting from the curtailment of certain discretionary selling expenses.  The decision to control selling expenses was made in anticipation of the impending sale of 393231.

Year ended February 29, 2000

Net sales decreased by 4% in the year ended February 29, 2000 to $3,179,941 as compared to $3,319,223 during the same period in 1999.   This decrease was primarily due to the fact that inventory levels were constrained and we were unable to meet our sales demands.  Lower inventory levels during the year ended February 29, 2000 are attributable to the anticipated sale of 393231.

Gross profit as a percentage of sales remained fairly constant during both periods despite fluctuations in foreign exchange. The reason for this is that we were able to incorporate the cost of the higher US dollar into our pricing structure.

Total selling expenses as a percentage of net sales increased to 13% in the year ended February 29, 2000 compared to 10% for the same period in 1999. Advertising and promotion costs increased by $20,346 from the previous year due to increased co-operative advertising credits offered to dealers, participation in dealer seminars, and sponsoring various promotional contests in order to increase sales. Freight and delivery costs increased by $24,794 from the previous year.  The increase arose from the fact that commencing in late 1998, we began to offer free delivery of our products to our customers in order to be more competitive. Selling salaries and travel expenses increased by $62,477 for the year ended February 29, 2000 as compared to 1999 due to the addition of sales staff during the year. In particular, a salesperson was hired for our Quebec office in December 1998.  In Ontario, two additional staff were added in May 1999 and two staff members were laid off in March 2000.  In BC, one person was hired in January 1999 and let go in February 2000 and another person was hired in May 1999 and let go in October 1999.  Staff were hired with the expectation of growth and subsequently let go due to the impending sale of 393231. Communication (telephone and fax expenses) and office expenses increased with the move to a new facility in November 1998.

General and administrative expenses as a percentage of net sales increased from 13% in 1999 to 17% for the same period in 2000.  Insurance expense premiums increased to $49,037 for the year ended February 29, 2000 from $27,220 for the same period in 1999. Total interest and bank charges increased by $21,132 from the previous year, which can be broken down into an increase of $11,800 in interest and bank charges incurred by SCMP (which increase stemmed from the charging of interest, which was not previously charged, on advances made to SCMP by one of its partners) and an increase in interest and bank charges of $9,332 incurred by the partners.  Depreciation expenses increased by $11,134 during the period ended February 29, 2000 compared to the same period in 1999.  This increase is attributable to the addition of office, computer and warehouse equipment purchased by us in late 1998 arising from our move to a new facility.

General and administrative salaries increased by $111,840 during the year ended February 29, 2000 from the same period in 1999. Salaries increased by $80,673 with the hiring of employees as a result of us ceasing to share personnel with Serviceworks Distribution Inc.

Capital expenditures decreased by $114,418 during the year ended February 29, 2000 as compared to the previous year.  This decrease is attributable to the occupation of a new facility in November 1998 as well as to the purchase of additional office, warehouse, computer and telephone equipment, leasehold improvements, new software and another vehicle.  The increase in capital expenditures during the year ended February 28, 1999 was for software and computer equipment to accommodate the Year 2000 problem with the existing equipment.

The value of inventories decreased by $386,398 as at February 29, 2000 compared to February 28, 1999.  The reason for the decrease is that we did not buy the required inventory for the peak sales period in 2000 due to the impending sale of 393231.

During the year ended February 29, 2000, cash flows from financing activities were negative due to the repayment of a demand loan from a Canadian chartered bank and the payment of dividends declared in fiscal 2000 and 1999.

Liquidity and Capital Resources

We have financed our operations principally through cash generated by the business, together with credit facilities from a Canadian chartered bank, an import credit facility from a financing company and advances from a shareholder. Our borrowing arrangements contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities. As of August 31, 2002, we were in compliance with all covenant requirements.  Working capital as at February 28, 2002 was $359,253 compared to $457,601 one year earlier. This decrease is attributable to additional expenses incurred during the period ended February 28, 2001 that resulted from certain extraordinary factors: extended and unwarranted delays in the reverse take-over process, and the assumption by us of $165,565 in accounts payable of Canoil Exploration Corporation (the public shell company into which SCMP was being vended).  Bearing the burden of costs associated with the protracted going-public process led to a complete depletion of the company's treasury. Management anticipates that working capital will improve in the short to mid term on the basis of anticipated increases in revenues as well as resulting from cost controls and, in particular, as and when additional financing may be completed.  Management believes that the royalty payments and minimum purchase obligations in our material contracts will not materially affect our liquidity or capital resources.  Any underlying commitments related to these contracts are disclosed in the notes to the financial statements.  However, as we increase the ordering of product from the new suppliers and expand product lines, we will use our limited financial and capital resources thereby reducing our liquidity which may negatively affect the results of operations.  We believe that our working capital is sufficient for our present requirements. In August 2002 we announced an increase in our bank credit line facility to $750,000.  Pursuant to this line of credit, interest is payable at prime plus 0.5% and is secured by a charge over all the assets of SCMP.  It also has certain financial covenants which we are in compliance with.  We also have a $200,000 import credit facility from Itrade Finance Inc.  This import credit facility is for letters of credits bearing an interest rate of HSBC Bank Canada, Toronto prime plus 1.75% in addition to a 0.75% confirmation fee.  This should be sufficient to meet our short term goals as we continue to negotiate equity and debt financing to assist in the execution of our business plan.  We entered into an Equity Line of Credit Agreement with Cornell Capital Partners LP for up to $5,000,000 of our shares over a two year period.  The shares will be issued at a price based on the lowest closing bid price of the shares on our principal market during a specific period.  The number of shares is determined by us, subject to the restrictions set out in the agreement.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director's terms of office expires at the next annual general meeting of shareholders.

All of our Directors and Senior Management and our subsidiary own, as a group, 33,400,377 shares or 72.51% of all of our outstanding shares as at August 31, 2002.

Name, Age and Position Held	Director since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised	Principal Occupation During the Past Five Years
Rani Gill (1)(2) Age 38 President and Director	March 1, 2002	30,016,277	Owner and Controller of SCMP (partnership)
Kamaljit Kaur Lehal Age 37 Director	July 3, 2001	132,300	Solicitor
Daryl Hixt Age 31 Corporate Secretary and Marketing Manager	August 27, 2002	13,000	Inside Sales
T. Barry Coughlan (1) Age 57 Director	November 26, 2001	Nil	President, TBC Investments Ltd.
Jan Karnik (1) Age 38 Director	November 26, 2001	55,000	Manager, UMA Engineering
Amerjit Mann Age 28 Director	August 27, 2002	1,151,300	Pharmacy owner
Harj Gill(2) Age 37 General Manager, Director	August 27, 2002	2,032,500	Investment Advisor, General Manager of AMS Homecare Inc.

(1)

Members of the Audit Committee.

(2)

Mr. Harj Gill is the spouse of Ms. Rani Gill.

We have an Advisory Committee which is currently comprised of only one member, Mr. J. Gerard Lenoski who acts as an advisor on corporate matters such as marketing.  Mr. Lenoski has more than 20 years experience as an officer and director with both government and corporate organizations.  He also assists in a management consultancy capacity specializing in corporate marketing, financial communications/public & investor relations and administration for emerging growth public companies. Mr. Lenoski obtained a Bachelor of Arts from the University of British Columbia in 1969, a Masters in Arts from Carleton University, Ottawa, in 1972 and a Masters in Philosophy (Organizational Development/Behavior) from the University of Essex, England, in 1982.

The business background and principal occupations of our officers and directors for the preceding five years are as follows:

Rani Gill

From 1989 until 2000 she was our Controller and in 2000- 2001 became the owner of the SCMP partnership.  Included among her professional accomplishments is previous responsibility for the accounting and administration functions inside a $70 million sales and service organization.  She was appointed our President in March 2002.  Ms. Gill obtained a Bachelor in Administration from Simon Fraser University, Burnaby, British Columbia in 1986. She was granted a Certified Management Accountant designation from the British Columbia Society of Management Accountants in 1992. She has been the controller of Prostar Interactive Mediaworks and Serviceworks Distribution Inc. since July 1994. Ms. Gill was responsible for the initial set-up and the ongoing administration of all our operations in the United States.

Kamaljit Kaur Lehal

Ms. Lehal obtained a Bachelor of Arts from the Simon Fraser University, Burnaby, British Columbia in 1986. She went on to obtain her Law degree from the University of British Columbia in 1989. She was employed as an associate lawyer with Kane, Shannon & Weiler from 1990 to 1992. Since 1992, she has been a lawyer with and the owner of Lehal & Company, Barristers & Solicitors.

T. Barry Coughlan

Mr. Coughlan is the President of a private investment company.  Over the past 20 years he has been involved in the financing of companies on the CDNX, TSE, O.T.C. Bulletin Board and NASDAQ stock exchanges.  Mr. Coughlan currently sits on the boards of Great Basin Gold, Taseko Mines Ltd., Icon Capital Inc., and Tri-Alpha Investments Ltd.

Jan Karnik

Mr. Karnik is a senior official of a major B.C-based engineering firm, where he is responsible for a division with 140 employees. He has a Bachelor of Science degree (physics) from Simon Fraser University and has obtained his M.B.A.

Amerjit Mann

Mr. Mann holds a Pharmacy degree and an MBA from the University of British Columbia, and is owner of a pharmacy in Surrey, B.C.

Harj Gill

Mr. Gill holds a Bachelor of Science Degree from the University of Waterloo, carries the Certified Investment Manager Designation and is a Fellow of the Canadian Securities Institute.  As our General Manager, he is responsible for the execution of the overall business strategy.

Manfred Kaplan

Manfred Kaplan is an accountancy-trained former managing director from South Africa, whose principal focus is assisting in the organization and launch of the disposable medical and surgical products division.  He has extensive experience as a financing partner, corporate director and Chief Executive in the management ranks of several private companies and conglomerates (steel, automobiles and electronics manufacturing).  As the former principal of Three Kay who secured the disposable medical products sole distributorship for North America through longstanding business contacts in South Africa, his ongoing role will be to oversee the supplier relationship as well as to provide leadership for the growth of marketing and sales development concerning a portfolio of disposable products having both medical and other domestic applications.

Kelly Langlois

Kelly Langlois is the National Sales Manager and has been with us since our inception.  He previously was the service and warehouse manager of the predecessor company for over 10 years.

Board Practices

The current directors were elected to their position at the annual meeting of shareholders held on August 27, 2002.  The directors continue to serve until the next meeting of shareholders to be held in 2003.  Our officers are elected by the board and serve at the board's pleasure.  Directors are appointed annually at the annual general meeting of shareholders.

We have not entered into service contracts with any of our directors.  The Audit committee meets once per quarter and we have not formed a compensation committee.

Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the year ended February 28, 2002 for services to us in all capacities, was $74,720.  Certain information about payments to particular officers and directors is set out in the following table:

Name and Principal Position	Year Ended Feb. 28	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs(1) granted	Restricted Shares or Restricted Share Units	LTIP(2) Payouts
Rani Gill President and Director	2002	$74,720	Nil	Nil	Nil	Nil	Nil	Nil
Kamaljit Kaur Lehal Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Daryl Hixt Corporate Secretary	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
T. Barry Coughlan Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jan Karnik Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Amerjit Mann Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Harj Gill General Manager and Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)                   All securities are under options granted during the year covered.  No "SARs" or "stock appreciation rights" have been granted.  SAR means a right granted by us, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our publicly traded securities.

(2)                   "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.  We do not currently have an LTIP.

Pension Plans

We do not provide retirement benefits for directors, senior management or employees.

Employees

As of August 31, 2002, we had a total of 10 employees/contract employees (six full-time employees and four part-time employees/contract employees).  There are eight employees located in the Vancouver office and one employee located in Ontario and one in Montreal.  None of the employees are unionized.

Share Ownership of Directors and Senior Management

Name and Title	Share Ownership	% Share Ownership
Rani Gill President and Director	30,016,277	65.16%
Kamaljit Kaur Lehal Director	132,300	0.29%
Daryl Hixt Corporate Secretary	13,000	less than 0.01%
T. Barry Coughlan Director	Nil	-
Jan Karnik Director	55,000	0.12%
Amarjit Mann Director	1,151,300	2.50%
Harj Gill General Manager and Director	2,032,500	4.41%
All Directors and Senior Management as a group	33,400,377	72.51%

Stock Options

The directors and senior officers of the Company, as a group, do not hold any incentive stock options for the purchase of additional common shares.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth, as at August 31, 2002, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Common shares	Rani Gill	30,016,277	65.16%

United States Shareholders

As of July 16, 2002 we had 46 registered shareholders with addresses in the United States representing less than 1% of the issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related party transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

ITEM 8.            FINANCIAL INFORMATION

Financial Statements

Our audited consolidated financial statements for the last three fiscal years ended February 28, 2002, February 28, 2001 and February 29, 2000, including our consolidated balance sheets, the consolidated statements of operations and deficit and the notes to those statements and the auditor's report thereon, are included in this Form 20-F.

Our unaudited consolidated financial statements for the six month period ended August 31 2002 are also included in this Form 20-F.

ITEM 8B.            SIGNIFICANT CHANGES

Other than as set out, there have been no significant changes in our business in the period from February 28, 2002 until the date of this document.

We are not a party to any material legal proceedings and are not aware of any material contemplated legal proceedings to which we may be a party.

ITEM 9.            THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol AHC) since February 28, 2002.  Since then, the high-low stock range has been between $0.19 and $0.06.  The closing price of our common shares on January 13, 2003 was $0.15.

The monthly high-low ranges for our common shares on the TSX Venture Exchange since February 28, 2002 is set out below.

Month	High	Low
March	$0.19	$0.14
April	$0.19	$0.13
May	$0.15	$0.11
June	$0.12	$0.09
July	$0.10	$0.07
August	$0.10	$0.06
September	$0.10	$0.09
October	$0.13	$0.10
November	$0.12	$0.12
December	$0.17	$0.11

At October 31, 2002, we had 46,398,891 common shares issued and outstanding and held by estimated 130 owners of record.

ITEM 10.            ADDITIONAL INFORMATION

Share capital

Our authorized capital consists of 300,000,000 common shares without par value and 200,000,000 Preference shares without par value, of which 46,065,558 common shares were issued and outstanding as of August 31, 2002.

On February 28, 2002, we issued 30,000,000 common shares pursuant to the reverse take-over as described above. On March 12, 2002, we issued 250,000 common shares under Regulation S for gross proceeds of $25,000.  On June 17, 2002, we issued 1,750,000 common shares under Regulation S as a finder's fee in connection with the sourcing of SCMP to Canoil for the reverse take-over. On August 21, 2002, we received subscription proceeds of $50,000 for 333,333 common shares to be issued under Regulation S.  These shares are expected to be issued in November 2002.

The following is a reconciliation of our share issuances for the last three fiscal years:

	Common Shares Issued
	Number of Shares	Amount
Balance, February 28, 1999, 2000 and 2001	2,100	$ 400
Common shares of AMS Homecare Inc. before reverse take-over	13,965,558	$ 4,022,709
Acquisition in the reverse take-over	30,000,000	$ nil
Reverse take-over adjustment	(2,100)	$ (4,022,709)
Balance, February 28, 2002	43,965,558	$ 400

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance.  The 10,000,000 shares will be issued only in the event that our aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000.  In the event EBITDA for these two fiscal years is less than $750,000 but not less then $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

At August 31, 2002, we had 250,000 warrants outstanding exercisable at $0.14 per common share until March 27, 2004.

Memorandum and Articles of Association

Our Certificate of Incorporation was filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on March 5, 1981 under the name Jacob Gold Corporation with the Certificate of Incorporation No. 228476.  We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

Pursuant to our Articles, a director must disclose his interest in and not vote in respect of any proposed contract or transaction with us in which he is in any way directly or indirectly interested, but such director will be counted in the quorum at the meeting of the directors at which the proposed contract or transaction is approved.

Questions to be determined at a directors meeting shall be determined by a majority vote.  The Chairman has no additional power for voting, and directors are not required to hold our shares.

Pursuant to the Articles, the directors may authorize the company to borrow money in such amounts and upon such security and on such terms and conditions as they deem fit.

The Articles may be amended by a special resolution of the shareholders and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at August 31, 2002 our authorized and issued capital is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000  Preference shares without par value

Issued:

46,065,558 common shares, of which 30,000,000 are held in a six-year escrow

Common shares

All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of common shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares.  In the event of our liquidation, dissolution, or winding, the holders of common shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors.

Preference Shares

The Preference shares are issuable in one or more series. Our directors may fix the number of shares in the series and fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series, before the issuance of shares of any particular series. The Preference shares are entitled to priority over the common shares with respect to the payment of dividends and distributions in the event of our dissolution, liquidation or winding-up. The Preference shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects.

Powers and Duties of Directors

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

A director's term of office expires immediately prior to the next annual general meeting.  In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 13 months of the last annual general meeting at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be one member present in person or by proxy or (being a corporation) represented in accordance with the Company Act, holding not less than one voting share. We believe there is no limitation imposed by the laws of British Columbia or by the memorandum or our other constituent documents on the right of a non-resident to hold or vote the common shares.

Material Contracts

We have entered into the following material contracts:

The Pihsiang Manufacturing and Distribution Agreement is a two year agreement expiring in January 2003, whereby we hold the exclusive Canadian rights to distribute Shoprider(r) Brand scooters and power chairs. Pursuant to this agreement, we agreed to purchase a minimum number of scooters based on the number of scooters purchased in 2001. Also, we agreed to spend a percentage of our scooter sales to promote the Shoprider(r)  products.

The ENSD Corporation Manufacturing and Distribution Agreement is a one year agreement with a six month introductory period commencing June 1, 2002.  The agreement is for the manufacture and distribution of durable healthcare products such as wheelchairs, rollators, commode chairs, walkers, crutches, quad canes and canes, utility tips, shower benches, bed rails, patient lifters, IV poles, and other bathroom safety items and daily living items. ENSD will manufacture these items or any specific item for us under our brand name.

The Alliance Group Sole Distribution Agreement provides the exclusive North American rights for an initial five years commencing on June 1, 2002, with an option for further five-year periods, to distribute certain product lines of two South African manufacturer members of the Alliance Group.  One of them, GRS Medical (Pty.) Ltd., is active in the urology, respiratory and wound drainage fields, and the other, Laminated Technologies (Pty.) Ltd., produces cotton, gauze and paper products for the healthcare industry.  Included in the terms of the Sole Distribution Agreement we must purchase a minimum of US$100,000 of products during the first year with subsequent minimum amounts to be mutually agreed upon.

The Evergreen Latex (Pty.) Ltd. Letter Agreement provides for exclusive distribution in the United States and Canada of a unique polymer surgical glove (patent pending).

Pursuant to the Duramed Agreement dated January 5, 2001, we purchased all rights, privileges and potential patents with respect to a bathlift developed by Duramed Designs Ltd.  We agreed to pay Duramed a royalty of 5% of the cost of production of each unit sold by us on a quarterly basis after commercial production. Duramed agreed to provide any information or expertise necessary to bring the bathlift to commercial production.

Pursuant to the NYAAC Agreement dated November 15, 2000, we have been appointed as a distributor in Canada (except the Greater Vancouver area and the area west of Hope) and the United States of certain products manufactured by NYACC, principally a bed assist.  We have agreed to use our best efforts to distribute NYACC products. We have a right of first refusal to distribute future medical products developed by NYACC.  The agreement is for a term of three years.

On October 2, 2002, we announced the execution of a formal Equity Line of Credit Agreement with Cornell Capital Partners LP, a New Jersey limited partnership pursuant to which Cornell has committed to purchase up to $5,000,000 of our common shares over a two-year period.  This financing is subject to a successful listing for quotation of our common shares on the NASD Over-the-Counter Bulletin Board and approval of the TSX Venture Exchange.  In conjunction with this agreement, we entered into a Placement Agency Agreement with Westrock Advisors, Inc. to act as our placement agent.  Pursuant to this Agreement we will issue 100,000 shares to Westrock upon the filing of a registration statement that registers the securities issued pursuant to the Equity Line of Credit.

Exchange Controls

The Company does not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common shares, other than for the withholding of taxes. There are no restrictions under our Memorandum or Articles that limits the right of non-resident owners to hold or vote our common shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Memorandum or Articles on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act (Canada) (the "Investment Act").  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets.  An investment in the common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million.  A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the common shares, remained unchanged.

Currently 90% of our operations are in Canadian dollars.

Taxation

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held our shares, to whom such shares are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act).  This summary does not apply to a non-resident insurer.

Generally, our shares will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold our shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency.  This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form.  No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this  discussion  does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial  decision or action,  nor does it take into  account  provincial, territorial or foreign income tax legislation or considerations, which may differ  from the  Canadian  federal  income tax considerations  described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS  SUMMARY IS OF A GENERAL NATURE ONLY.  THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, our shares will not be "taxable Canadian property" at a particular time provided that such shares are listed on a prescribed stock exchange (which proposed legislation includes the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under  option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of our shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on our shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention.  For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock.  In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

Dividend Policy

The declaration of dividends on our common shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition.  At the present time, our anticipated capital requirements are such that we intend to follow a policy of retained earnings in order to finance the further development of our business.

Statements by Experts

Our consolidated financial statements for the last three fiscal years ends included in this Registration Statement have been audited by Grant Thornton, LLP as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.  Such firm's address is Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N3.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.            DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

PART III

ITEM 15.            FINANCIAL STATEMENTS

The financial statements filed as part of this annual report are listed in "Item 17 – Financial Statements and Exhibits".

ITEM 16.            FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to "Item 17 – Financial Statements and Exhibits".

ITEM 17.            FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements are incorporated by reference to this Item.

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States.

(a)

The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Registration Statement:

Exhibit Reference #
N/A	Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

The following exhibits are incorporated by reference to this Item.  None of the following Exhibits have been previously filed with the Securities and Exchange Commission.  The following Exhibits are filed with this Registration Statement:

Exhibit Reference	Name
1(a)	Memorandum
1(a)	Articles
4(a)	Pihsiang Manufacturing and Distribution Agreement dated January 8, 2001
4(a)	Three Kay Share Purchase Agreement dated June 7, 2002
4(a)	The Alliance Group Sole Distribution Agreement dated June 28, 2002
4(a)	ENSD Corporation Manufacturing and Distribution Agreement dated June 6, 2002
4(a)	Evergreen Latex (Pty.) Ltd. Letter Agreement dated May 27, 2002
4(a)	Escrow Agreement dated February 21, 2002
4(a)	NYAAC Agreement dated November 15, 2000
4(a)	Duramed Agreement dated January 5, 2001
9	Consent of Grant Thornton, LLP
10	Equity Line of Credit Agreement dated August 16, 2002
10	Registration Rights Agreement dated August 16, 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

January 22, 2003

AMS Homecare Inc.,

a British Columbia Corporation

"Rani Gill" (signed)___________________

Rani Gill
                                                                                                President and Director

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2002 and 2001 (Unaudited) February 28, 2002, February 28, 2001 and February 29, 2000

Report of Independent Auditors

To the Shareholders of AMS Homecare Inc.

We have audited the consolidated balance sheets of AMS Homecare Inc. (formerly Canoil Exploration Corporation) as at February 28, 2002 and 2001 and the c onsolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2002 and 2001 and February 29, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2002 and 2001 and the results of its operations and cash flows for the years ended February 28, 2002 and 2001 and February 29, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada May 24, 2002

Chartered Accountants

AMS Homecare Inc.
(formerly Canoil Exploration Corporation)
Consolidated Balance Sheets
(expressed in Canadian dollars)
	August 31	February 28	February 28
	2002	2002	2001

	(Unaudited)

Assets
Current
Cash	$-	$156	$2,117
Receivables (net of allowance of $10,000;
February 28, 2002: $10,000; 2001: $7267)	470,196	454,007	308,491
Inventories	559,027	793,385	382,039
Prepaids	37,519	27,118	23,008
Due from shareholders (Note 5)	-	-	79,594

	1,066,742	1,274,666	795,249
Capital assets (Note 6)	46,610	52,052	65,621
Other assets (Note 7)	75,709	13,102	9,919

	$1,189,061	$1,339,820	$870,789

Liabilities
Current
Bank demand loan (Note 8)	$293,537	$387,388	$51,505
Payables and accruals (Note 9)	350,832	519,316	193,510
Income taxes payable	8,709	8,709	92,633

	653,078	915,413	337,648
Due to shareholders (Note 10)	252,395	252,395	-

	905,473	1,167,808	337,648

Shareholders' Equity
Capital stock (Note 11)	25,400	400	400
Shares subscribed (Notes 3 and 11)	50,000	-	-
Retained earnings	208,188	171,612	532,741

	283,588	172,012	533,141

	$1,189,061	$1,339,820	$870,789

Commitments (Note 15)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Consolidated Statements of Operations

(expressed in Canadian dollars)

	Six Months	Six Months
	Ended	Ended	Year Ended	Year Ended	Year Ended
	August 31	August 31	February 28	February 28	February 29
	2002	2001	2002	2001	2000

	(Unaudited)	(Unaudited)

Sales	$1,610,614	$1,882,381	$2,980,583	$2,561,248	$3,179,941

Cost of sales	1,055,931	1,348,737	2,170,644	1,742,516	2,301,438

Gross profit	554,683	533,644	809,939	818,732	878,503

Expenses
Selling
Advertising and promotion	23,629	11,937	63,314	40,985	60,125
Communication	13,219	10,806	23,662	18,940	24,702
Freight and delivery	32,292	48,279	78,413	48,155	56,751
Salaries and benefits	115,510	112,283	211,761	155,024	174,540
Stationery and supplies	5,554	4,301	8,494	6,790	11,720
Travel	29,555	30,995	66,337	47,872	70,261

	219,759	218,601	451,981	317,766	398,099

General
Amortization	7,767	9,007	18,180	22,869	30,495
Bad debts	2,910	716	24,912	2,810	2,939
Insurance	16,008	11,182	27,312	24,468	49,037
Interest and bank charges	18,411	24,239	45,117	50,370	62,045
Occupancy	42,219	38,407	82,069	85,236	88,455
Office and supplies	7,042	6,641	14,560	15,975	28,832
Professional fees	38,403	29,093	52,705	51,784	16,547
Public relations	28,500	-	-	-	-
Salaries and benefits	122,375	126,487	252,809	251,204	259,493
Transfer agent and regulatory	8,451	-	-	-	-
Travel	6,262	-	-	-	-

	298,348	245,772	517,664	504,716	537,843

	518,107	464,373	969,645	822,482	935,942

Earnings (loss) before other income and
income taxes	36,576	69,271	(159,706)	(3,750)	(57,439)

Other income	-	-	1,006	9,955	13,448

Earnings (loss) before income taxes	36,576	69,271	(158,700)	6,205	(43,991)

Income taxes (recovery) (Note 12)	-	29,000	(2,986)	(24,906)	117

Net earnings (loss)	$36,576	$40,271	$(155,714)	$31,111	$(44,108)

Weighted average common shares
outstanding	45,062,296	30,000,000	30,000,000	30,000,000	30,000,000

Earnings (loss) per share, basic and fully
diluted	$0.01	$0.01	$(0.01)	$0.01	$(0.01)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Consolidated Statements of Shareholders' Equity

(expressed in Canadian dollars)

Six months Ended August 31, 2002 (Unaudited) and

Years Ended February 28, 2002 and 2001 and February 29, 2000

	Common Shares Issued

	Number of		Shares	Retained
	Shares	Amount	Subscribed	Earnings	Total

Balance, February 28, 1999	2,100	$400	-	$641,738	$642,138

Net loss, year ended February 29, 2000	-	-	-	(44,108)	(44,108)

Dividends	-	-	-	(96,000)	(96,000)

Balance, February 29, 2000	2,100	$400	$-	$501,630	$502,030

Net earnings, year ended February 28,
2001	-	-	-	31,111	31,111

Balance, February 28, 2001	2,100	400	-	532,741	533,141

Common stock of AMS Homecare Inc.
("AMS"), before reverse take over	13,965,558	4,022,709	-	-	4,022,709

Acquisition of AMS in a reverse take
over (Note 3)	30,000,000	-	-	(205,415)	(205,415)

Reverse take over adjustment	(2,100)	(4,022,709)	-	-	(4,022,709
					)

Net loss, year ended February 28, 2002	-	-	-	(155,714)	(155,714)

Balance, February 28, 2002	43,965,558	400	-	171,612	172,012

Conversion of warrants into common
shares (Note 11)	100,000	-	-	-	-

Issue of units for cash (Note 11)	250,000	25,000	-	-	25,000

Issue of shares for finder's fee (Note 3)	1,750,000	-	-	-	-

Shares subscribed	-	-	50,000	-	50,000

Net earnings, six months ended
August 31, 2002	-	-	-	36,576	36,576

Balance, August 31, 2002	46,065,558	$25,400	$50,000	$208,188	$283,588

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Six Months	Six Months
	Ended	Ended	Year Ended	Year Ended	Year Ended
	August 31	August 31	February 28	February 28	February 29
	2002	2001	2002	2001	2000

	(Unaudited)	(Unaudited)

Cash derived from (applied to)

Operating
Net (loss) earnings	$36,576	$40,271	$(155,714)	$31,111	$(44,108)
Amortization	7,767	9,007	18,180	22,869	30,495
Loss on disposal of investment in
Serviceworks USA Inc. (Note 4)	-	-	-	640	-
Changes in non-cash operating working
capital (Note 13)	39,284	(338,461)	(388,553)	(102,364)	566,440

	83,627	(289,183)	(526,087)	(47,744)	552,827

Financing
Bank demand loan	(93,851)	288,639	335,883	51,505	(250,818)
Advances from shareholders	-	-	252,395	(189,913)	39,432
Dividends paid	-	-	-	-	(188,000)
Shares subscribed	50,000	-	-	-	-
Units issued for cash	25,000	-	-	-	-

	(18,851)	288,639	588,278	(138,408)	(399,386)

Investing
Acquisition of capital assets	(1,026)	-	(1,106)	(7,023)	(2,468)
Product development costs	-	-	(3,183)	(9,919)	-
Other assets (Note 7)	(63,906)	-	-	-	-
Due from shareholders	-	-	-	12,675	2,627
Acquisition costs	-	-	(59,951)	-	-
Cash acquired on acquisition of AMS
(Note 3)	-	-	88	-	-

	(64,932)	-	(64,152)	(4,267)	159

Net (decrease) increase in cash	(156)	(544)	(1,961)	(190,419)	153,600

Cash, beginning of year	156	2,117	2,117	192,536	38,936

Cash, end of year	$-	$1,573	$156	$2,117	$192,536

Non-cash investing and financing items
not included in cash flows
Shares issued in reverse take-over (Note 3)	$-	$-	$(205,415)	$-	$-

Supplemental cash flow information
Interest paid	$13,690	$12,646	$24,620	$4,660	$32,223

Taxes paid	$-	$12,789	$77,113	$57,122	$95,197

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

1.  Operations

The company completed a reverse take-over on February 28, 2002 (Note 3). The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. ("393231") and Ambassador Holdings Incorporated ("Ambassador") acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange. On March 14, 2002 the company changed its name to AMS Homecare Inc.

The only significant asset owned by each of 393231 and Ambassador is a one-half interest in the Shoprider Canada Mobility Products ("Shoprider Canada") partnership.

Shoprider Canada operates as the exclusive Canadian wholesaler for the "Shoprider" brand of motorized scooters and wheelchairs and operates from its head office in Delta, B.C. with branch locations in Quebec and Ontario.

The accounting parent in the February 28, 2002 reverse take-over is the combined entity consisting of 393231, Ambassador and Shoprider Canada. These financial statements are presented from the perspective of this combined entity.

2.  Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the company and its wholly owned subsidiaries Three Kay Enterprises Inc., 393231 B.C. Ltd., Ambassador Holdings Incorporated and Shoprider Canada Mobility Product Partnership. The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 18. All significant intercompany balances and transactions are eliminated on consolidation.

Use of estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results could differ from those reported.

Revenue recognition

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

Advertising costs

Advertising costs are expensed as incurred and are included in selling expenses.

Shipping and handling costs

In-bound shipping costs are included in cost of sales. Shipping and handling costs incurred to deliver product between branches and to customers are included in selling expenses except for warranty parts replacement shipments which are paid by the company's customers.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

2.  Summary of significant accounting policies (Continued)

Research and development

Research costs are expensed as incurred. Product development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process and funding for continued development is available. In these circumstances, the costs are deferred and amortized on a systematic basis once the company has commenced selling the developed product. Should the conditions for deferral cease to exist, such deferred costs are charged as a period expense.

Inventories

Inventories, which are predominately finished goods, are valued at the lower of cost and net realizable value. Cost is determined using a weighted moving average calculation method.

Capital assets

Capital assets are recorded at cost less accumulated depreciation, and depreciation is calculated on the declining balance method at the following rates:

Automobile	30%
Office furniture and equipment	20%
Warehouse equipment	30%
Leasehold improvements	20%
Computer hardware	30%
Computer software	50%

Distribution rights

The distribution rights acquired in the Three Kays acquisition (Note 3) have been capitalized and will be amortized over the term of the distribution agreement which is five years. Management assesses these distribution rights for impairment at each balance sheet date and will record an impairment adjustment in the period that such a write-down is warranted.

Co-operative advertising credits

The company records co-operative advertising credits as they are earned by its customers. These credits are recorded as a reduction of sales.

Trademarks

Trademarks consist of legal fees incurred to register certain corporate trademarks. These trademarks are amortized over 60 months on a straight line basis.

Foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates.

Revenues and expenses are translated at average monthly rates for the month in which the transactions occurred. Any resulting gains or losses are included in earnings (loss) for the year.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

2.  Summary of significant accounting policies (Continued)

Income taxes

The company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result from unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding. The effect of unexercised warrants totalling 250,000 (February 28, 2002: 3,070,000), convertible into 250,000 (February 28, 2002: 3,070,000) common shares are not reflected in loss per share for the periods ending August 31, 2002 and February 28, 2002 respectively as the effect would be anti-dilutive.

Statement of cash flows

For the purpose of the statement of cash flows, the company considers cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents. Bank borrowings are considered to be financing activities.

3.  Acquisitions

Reverse take-over

On February 28, 2002, the company acquired the business of Shoprider Canada by acquiring all of the issued and outstanding shares of 393231 and Ambassador. As a result of this transaction, 393231 and Ambassador became wholly-owned subsidiaries of the company, and the former shareholders of 393231 and Ambassador in turn own the majority of the issued and outstanding shares of the company. The transaction is therefore a reverse take-over and has been accounted for by the purchase method, with the combined entity consisting of 393231, Ambassador and Shoprider Canada being the acquirer for accounting purposes. This acquisition has been recorded at the book value of the accounting acquiree (the company) on the acquisition date. The net liabilities assumed by this combined entity in this reverse take-over were:

Assets acquired
Cash	$88
Other current assets	16,508
Capital assets	3,505

20,101
Liabilities assumed
Payables and accruals	165,565

Net liabilities assumed	$(145,464)

Purchase price consists of:
30,000,000 common shares of AMS Homecare Inc.	$(205,415)
Acquisition costs	59,951

$(145,464)

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

3. Acquisitions (Continued) Reverse take-over (Continued)

A finder's fee of 1,750,000 of the company's shares was authorized subsequent to February 28, 2002. These shares were issued in June 2002 to the husband of the company's president.

All of the 30,000,000 common shares are escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement and will be released over a 72-month period.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance to the former shareholders of 393231 and Ambassador. The 10,000,000 shares will be issued only in the event that Shoprider Canada's aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000. In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued. In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated. Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

Three Kay Enterprises Inc.

Pursuant to a Share Purchase Agreement entered into on June 7, 2002, the company acquired all the issued and outstanding shares of Three Kay Enterprises Inc. ("Three Kay"). Three Kay holds the exclusive North American distribution rights for certain medical products. Under these distribution agreements, Three Kay must purchase a minimum of U.S. $100,000 of products in the first year with minimum purchases in subsequent years to be agreed on with the producers of the medical products. This acquisition has been accounted for as an asset purchase.

The shares of Three Kay were purchased for $50,000 which the vendor has reinvested in the company in consideration of the issuance of 333,333 of the company's common shares. The company received the proceeds for this issuance of its common shares during the six months ended August 31, 2002 and in September received the approval of the TSX Venture Exchange to issue these shares.

4.  Investment in Serviceworks USA Inc.

On August 20, 1993, 393231 acquired a 50% interest in Serviceworks USA Inc., a company with directors in common. This investment was purchased for cash consideration of U.S. $500 which was an estimate of Serviceworks' fair value at that time.

On July 28, 2000, 393231 disposed of Serviceworks for cash consideration of $1.

5. Due from shareholders	August 31	February 28	February 28
	2002	2002	2001

	(Unaudited)
Demand promissory notes bearing interest at rates
between 6.0% and 7.5% per annum	$-	$-	$31,611
Non-interest bearing advances	-	-	47,983

	$-	$-	$79,594

			9

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

6.	Capital assets			August 31	February 28	February 28
				2002	2002	2001
				(Unaudited)

			Accumulated	Net	Net	Net
		Cost	Depreciation	Book Value	Book Value	Book Value

Automobile		$28,375	$21,343	$7,032	8,273	$11,818
Office furniture and equipment		38,443	25,474	12,969	14,372	15,354
Warehouse equipment		21,150	15,600	5,550	6,529	9,327
Leasehold improvements		26,186	15,161	11,025	12,251	15,314
Computer hardware and software		50,315	40,281	10,034	10,627	13,808

		$164,469	$117,859	$46,610	52,052	$65,621

7.	Other assets			August 31	February 28	February 28
				2002	2002	2001
				(Unaudited)

			Accumulated	Net	Net	Net
		Cost	Depreciation	Book Value	Book Value	Book Value

Distribution rights		$50,000	$-	$50,000	$-	$-
Trademarks		13,906	1,299	12,607	-	-
Product development costs		13,102	-	13,102	13,102	9,919

		$77,008	$1,299	$75,709	$13,102	$9,919

8.	Bank demand loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $750,000. The demand loan bears interest at the Bank of Nova Scotia prime rate plus 0.5% per annum (effective rate of 5% at August 31, 2002). The security includes a first floating charge over all assets of Shoprider Canada and an assignment of inventories under section 427 of the Bank Act.

This facility contains certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.

9.	Payables and accruals	August 31	February 28	February 28
		2002	2002	2001

		(Unaudited)

Accounts payable		$322,464	$278,753	$42,571
Accrued liabilities		28,368	240,563	150,939

		$350,832	$519,316	$193,510

				10

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

10. Due to shareholders

Advances received from shareholders are due on demand, bear no interest and are unsecured. The creditor shareholders have agreed not to demand repayment in advance of September 1, 2003.

11. Capital stock

Authorized:

300,000,000 common shares without par value 200,000,000 preference shares without par value

Issued:

46,065,558 (February 28, 2002: 43,965,588; February 28, 2001: 2,100)

Warrants:

Details of outstanding warrants at August 31, 2002 are as follows:

Number	Exercise Price	Expiry Date
250,000	$0.14	March 27, 2004

The following transactions occurred affecting the company's warrants outstanding during the six months ended August 31, 2002:

Balance acquired through reverse-takeover on February 28, 2002	3,070,000
Issued	250,000
Exercised	(100,000)
Expired	(2,970,000)

Balance at August 31, 2002	250,000

During March 2002, the company completed a 250,000 unit, private placement that raised gross proceeds of $25,000. Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

In April, 2002, 100,000 special warrants were converted into the company's common shares. These special warrants are included in the February 28, 2002 balance of 3,070,000 warrants and the special warrant entitle the holder to acquire, without consideration, one common share in the capital stock of the company.

Shares subscribed

	Number	Amount
Shares subscribed as part of Three Kay acquisition (Note 3)	33,333	$50,000

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

11. Capital stock (Continued)

Share repurchase option

The company has an option solely at its discretion to repurchase 10,000,000 of the common shares issued in connection with the reverse take-over disclosed in Note 3. This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006. The repurchase price is $0.10 per share and expires on February 28, 2006.

12. Income taxes

Future income taxes

The components of the future income tax	assets at	August 31, 2002,		February 28, 2002	and	2001 are as
follows:
		August 31		February		February 28
		2002		28		2001
		(Unaudited)		2002

Capital assets		$30,000		$12,000		$8,100
Deferred acquisition costs		38,000		38,000		-
Non-capital losses		48,000		63,000		-

		116,000		113,000		8,100
Valuation allowance		(116,000)		(113,000)		(8,100)

	$	Nil	$	Nil	$	Nil

The company's non-capital losses that, if not used, will expire as follows:

2007	$14,000
2008	-
2009	116,000

$130,000

The potential future tax benefit that may be derived from these losses and expenditures has been offset by a valuation allowance because it is uncertain that sufficient future income will be earned to realize those benefits. Also, the availability of the above deductions for income tax purposes may be restricted if there is a change in control of the company.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

12. Income taxes (Continued)

The following schedule reconciles the expected statutory tax provision with the tax provision recorded in these consolidated financial statements:

		Six Months	Six Months	Year	Year	Year
		Ended	Ended	Ended	Ended	Ended
		August 31	August 31	February 28	February 28	February 29
		2002	2001	2002	2001	2000

		(Unaudited)	(Unaudited)

Net earnings (loss)		$36,576	$69,271	$(158,700)	$6,205	$(43,991)

Effective tax rate		39.62%	44.62%	44.62%	45.62%	45.62%

Expected provision		$14,491	$30,909	$(70,812)	$2,831	$(20,069)
Temporary difference
related to timing of the
taxation of partnership
income		12,768	(9,909)	(38,484)	9,056	20,186
Utilization of non-capital
losses		(27,259)	(21,000)	(34,900)	(11,000)	-
Late filing penalty		-	29,000	29,000	-	-
Reversal of prior year
estimated accrual		-	-	-	(36,793)	-
Valuation allowance		-	-	112,210	11,000	-

	$	Nil	$29,000	$(2,986)	$(24,906)	$117

13.			Changes in non-cash operating working capital
		Six Months	Six Months
		Ended	Ended
		August 31	August 31	February 28	February 28	February 29
		2002	2001	2002	2001	2000

		(Unaudited)	(Unaudited)

Receivables		$(16,189)	$(258,541)	$(129,008)	$(62,222)	$111,831
Inventories		234,358	(33,293)	(411,346)	242,574	386,398
Prepaids		(10,401)	(30,680)	(4,110)	562	16,215
Due from shareholders		-	(12,769)	79,594	(79,594)	-
Payables and accruals		(168,484)	(21,861)	160,241	(57,721)	130,444
Income taxes		-	18,683	(83,924)	(145,963)	(78,448)

		$39,284	$(338,461)	$(388,553)	$(102,364)	$566,440

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

14. Related party transactions

Unless disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

	Six Months	Six Months
	Ended	Ended
	August 31	August 31	February 28	February 28
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)

Included in salaries and consulting
expenses:
Management fees to current president	$29,700	$-	$ -	$-
Management fees to current directors	44,400	-	-	-
Public relations fees to current director	15,000	-	12,500	-
15.	Commitments
(1)	The company has entered into an operating lease agreement to lease its premise until September, 2002. The annual rent including realty taxes and operating expenses is $32,150. Subsequent to September, 2002 this lease will be on a month-to-month basis.

(2)	The company has entered into an operating lease agreement to lease premises in Ontario from July 2002 to June 2004. The annual rent including realty taxes and operating expense is $16,405.
(3)	On May 22, 2002, the company signed a binding Purchase and Sale Agreement to acquire the Electric Scooter Store, an existing medical equipment dealership located at Winter Park, Florida. The agreed consideration is the assumption of outstanding debts not exceeding U.S. $45,000. All conditions precedent to this agreement have not been completed and, as such, the acquisition has not yet closed.

(4)	On October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $5,000,000 of the company's common shares over a two-year period. This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval of the TSX Venture Exchange.

(5)	The company has outstanding letters of credit for inventory in the amount of $306,000 as at August 31, 2002.
(6)	Under the company's agreement with its largest supplier, the company has agreed to purchase a minimum number of scooters. The company has also agreed to spend a percentage of its revenue from scooter sales to promote this supplier's brand.

(7)	Under an agreement with a medical equipment manufacturer, the company has agreed to pay the manufacturer a royalty of 5% of the cost of production of certain products sold by the company. No sales have been made under this agreement.

(8)	The company has established a program under which its dealers can claim a refund of up to 50% of the funds spent by the dealers on advertising to a maximum of 3% of the dealer's quarterly scooter sales.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

16. Financial instruments and risk management

Fair value

The company has various financial instruments including cash, receivables, amounts due to and from related parties, payables and accruals and taxes payable. It was not practicable to estimate the fair value of the amounts due from related parties or due to shareholders. The fair value of all other financial instruments approximates their recorded amounts.

Credit risk

The company is subject to credit risk. To mitigate this, AMS actively manages and monitors its receivables and obtains security where warranted. Bad debt experience has not been significant.

Foreign exchange risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars. As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate. AMS does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

17. Economic dependence

Approximately 95% (February 28, 2002: 97%; February 28, 2001: 99.5%; February 29, 2000: 99.9%) of sales are from products provided by the company's largest supplier. Management is currently negotiating renewal of the company's manufacturing and distribution agreement with this supplier as the current agreement expires in January 2003.

18. Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP"). The differences between the Canadian and U.S. bases that affect these financial statements are as follows:

(1)	Under Canadian GAAP, product development costs are deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process and funding for continued development is available. Under U.S. GAAP, such development costs are expensed as incurred.

(2)	Under U.S. GAAP, transaction costs related to a reverse-takeover are changed to equity only to the extent of the cash held by the accounting subsidiary. All transaction costs incurred in excess of the cash acquired are charged to period expenses. Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary's cash balance.

(3)	Under Canadian GAAP, the 1,750,000 shares issued as finders' fees to the husband of the company's president (Note 3) have been accounted for as a non-cash cost of the acquisition. Under U.S. GAAP, this issuance would be recorded as an issuance of shares at an estimate of their fair value. As the issuance of these shares was a cost of the acquisition in excess of the accounting subsidiary's cash on hand, their issuance has been expensed as a period expense under U.S. GAAP.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

18.	Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Had the company followed U.S. GAAP, the effect on the financial statements of the company of the foregoing difference is set out below:

					August 31	February 28	February 28
					2002	2002	2001
					(Unaudited)

Balance sheet

Assets under Canadian GAAP					$1,189,061	$1,339,820	$870,789

(1)	Product development costs expensed under U.S. GAAP				(13,102)	(13,102)	(9,919)

Assets under U.S. GAAP					$1,175,959	$1,326,718	$860,870

Shareholders' equity under Canadian GAAP					$283,588	$172,012	$533,141

(1)	Product development costs expensed under U.S. GAAP				(13,102)	(13,102)	(9,919)

(2)	Adjustment to capital stock for acquisition costs in excess of
	cash of company acquired				-	59,863	-

(2)	Acquisition costs in excess of	cash of	company	acquired
	expensed				-	(59,863)	-

(3)	Adjustment to capital stock for fair value of finders' fee shares
	issued				175,000	-	-

(3)	Fair value of finders' fee shares expensed				(175,000)	-	-

Shareholders' equity under U.S. GAAP					$270,486	$158,910	$523,222

			August 31	August 31	February 28	February 28	February 29
			2002	2001	2002	2001	2000

			(Unaudited)	(Unaudited)
Statements of operations

Net earnings (loss) under Canadian GAAP			$36,576	$40,271	$(155,714)	$31,111	$(44,108)
(1)	Product development costs expensed
	under U.S. GAAP		-	-	(3,183)	(9,919)	-

(2)	Acquisition costs in excess of cash of
	company acquired expensed		-	-	(59,863)	-	-

(3)	Fair value of finders' fees expensed		(175,000)	-	-	-	-

Net (loss) earnings under U.S. GAAP			$(138,424)	$40,271	$(218,760)	$21,192	$(44,108)

(Loss) earnings per share (basic and diluted)
	under U.S. GAAP		$(0.01)	$0.01	$(0.01)	$0.01	$(0.01)

							16

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

18.	Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Recent accounting pronouncements

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the company are as follows:

-

-

all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001 intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability

-
goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization
-
effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator
-
all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

In addition, SFAS 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The rescission of SFAS 4 is effective in fiscal years beginning after May 15, 2002. The amendment and technical corrections to SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002.

AMS Homecare Inc.

(formerly Canoil Exploration Corporation)

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Six Months Ended August 31, 2002 and 2001 (Unaudited) and for the Years Ended February 28, 2002 and 2001 and February 29, 2000

18.	Differences between Canadian and U.S. generally accepted accounting principles and practices (Continued)

Recent accounting pronouncements (Continued)

In June 2002, the FASB issued SFAS No. 146, "Account for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

Management's preliminary assessment of these statements is that they will not have a material impact on the company's financial position or results of operations.